U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, DC  20549

                                FORM 10-SB

                 General Form For Registration of Securities
                of Small Business Issuers Under Section 12(b)
                  or 12(g) of the Securities Act of 1934


                                 INFOSPI
-----------------------------------------------------------------
              (Name of Small Business Issuer in its Charter)


California, U.S.A.
33-0733808
(State or other Jurisdiction
(IRS Employer
of Incorporation or Organization)
Identification No.)


            2265 Camino Vida Roble, Carlsbad, California 92009
                 (Address of Principal Executive Offices)


                              (888) 257-7177
                         (Issuer's Telephone Number)



Securities to be registered under Section 12(b) of the Act:

Title of Each Class               Name of Each Exchange on Which
to be so Registered:              Each Class is to be Registered:



Securities to be registered under Section 12(g) of the Act:

                               Common Stock
-----------------------------------------------------------------
                             (Title of Class)

              INFORMATION REQUIRED IN REGISTRATION STATEMENT

Part I
------
Item 1.  Description of Business
Item 2.  Management's Discussion and Analysis
         or Plan of Operation
Item 3.  Description of Property
Item 4. Security Ownership of Certain Beneficial Owners and Management
Item 5. Directors, Executive Officers, Promoters and Control Persons
Item 6.  Executive Compensation
Item 7.  Certain Relationships and Related Transactions
Item 8.  Description of Securities


Part II
-------
Item 1.  Market Price of and Dividends on the Registrant's Common
         Equity and Other Shareholder Matters
Item 2.  Legal Proceedings
Item 3.  Changes in and Disagreements with
         Accountants on Accounting and Financial Disclosure
Item 4.  Recent Sales of Unregistered Securities
Item 5.  Indemnification of Directors and Officers


Part F/S
--------
Item 1.  Financial Statements


Part III
--------
Index to Exhibits
Signatures
Exhibits


Except where the context otherwise requires, all references in this Registration to (a) the "Registrant" or the "Company" or "InfoSPI" refer to Information Source Providers, Inc., a
California corporation, (b) the "Web" refer to the World Wide Web and (c) the "site" refer to the Company's websites at "www.InfoSPI.com" and "www.arrin.net".


                                  PART I

     ITEM 1.   DESCRIPTION OF BUSINESS.

     (a) Business Development and Organizational Activities.

InfoSPI, Inc. ("InfoSPI" or the "Company"), was incorporated in the State of California on October 8, 1996 as Spy Express, Inc. In January 1999, Spy Express, Inc., changed its name to InfoSPI.com, Inc. In April 2001, InfoSPI.com, Inc. changed its
name to InfoSPI.   Our patent-pending technology provides
individual and business users an information retrieval solution in a seamless plug and play e-commerce environment. Although we are still in the development stage, we are home to the arrin System(TM) and HireHelper(TM), both advanced proprietary technology solutions initially dedicated to the development and implementation of web-based service mediums for human resources
(HR). Both proprietary systems transact with a wide variety of clients and vendors without having to establish, engineer, and implement many separate interchange mechanisms for the delivery of key HR services and products. InfoSPI's patent pending technology eliminates the typical tedious repetitive manual labor for setting up standard HR services today. Currently, we provide information retrieval and research services through our website located at www.InfoSPI.com.

The Company's primary service is information retrieval: (1) nationwide criminal and civil record retrieval; (2) other public records available nationwide; (3) national motor vehicle/driver records; (4) workers' compensation history; (5) missing person locator search; (6) business research, corporate records, licenses, UCC filings, etc.; (7) prior employment and reference verification; and (8) fraud research and collection services (9) drug testing data management (10) pre-employment online assessments (11) pre-employment applicant tracking. Our services can also extend to online alternative legal resources such as (9) mediation and arbitration; (10) online court forms; (11) paralegal services; (12) attorney referral services; and (13) legal forums.

(b) Business of Issuer.

Since its inception in 1996, the Company has been positioning itself to become an industry leader in the online information industry, providing information research and retrieval services to both the business and private sectors. We own the proprietary arrin System(TM) ("Advanced Record Retrieval and Information Network") that allows clients access to millions of public and private research records via the Internet. arrin System(TM) members have the ability to access and network with thousands of professionals in the investigation, law and human resources industries for the purpose of professional services and advice. Over the next three years, we may acquire several online companies providing information-related services. Each acquisition would be aimed at establishing a unique service or technology.

Using our online services is quick, easy and inexpensive.
All of our information services are highly automated and online-technology based. The Company collects the requested information and delivers the results in a user-friendly format. All services can be conducted directly by clients via our Website, and search results can be accessed on our website, by e-mail, telephone, facsimile or regular mail. We continually assess the database and other information sources to ensure that the most timely, accurate and comprehensive online information services and technology are being made available to our clients.

The information industry is the world's fastest growing service. Online services are information driven and InfoSPI combines the speed of Internet access with the delivery of information. An overwhelming number of information companies establish a web presence with proprietary or industry-specific services, spending thousands of dollars while gaining little marketing success. We may seek to acquire these types of companies at depressed valuations and provide them with a solid sales, marketing and web-promotion presence.

Growth of the Internet and Electronic Commerce.

     The growth of the Internet has fueled electronic commerce. As such, global commerce and the online exchange of information is new and evolving, and it is difficult to predict with any assurance whether the Internet will prove to be a viable commercial marketplace in the long term. The Internet has experienced, and is expected to continue to experience, significant growth in the numbers of users and amount of traffic Gartner Group, a market research firm, predicted on March 13, 2001 that there will be $8.5 trillion of business to-business B2B in 2005, growing from a "mere" $0.43 trillion in 2000. B2B will reach an expected $0.9 trillion in 2001, and then grow to $1.9 trillion in 2002. By 2003, Gartner expects global B2B to reach
$3.6 trillion, rising to $6 trillion in 2004.   IDC, a market
research firm, expects worldwide E-commerce (both B2B and Business-to-Consumer, or B2C) to reach $3.1 trillion by 2004.
IDC has estimated that the number of Internet users in the United States will grow from an estimated 128 million in 2000 to an estimated 210 million in 2004. Several factors have fueled the growth of the Internet and its increased use by businesses and consumers as a vehicle for commerce, including:

*the large and growing number of personal computers in the workplace and home;

*continued improvements in network infrastructure and capacity;

*easy, low-cost access to the Internet and new navigation capabilities;

*the proliferation of online content and the development of specialized online services; and

*the growing acceptance and awareness of the Internet among consumer and business users.

The growth of the Internet as a global medium for communication and information exchange has driven demand for content and services that can be accessed and delivered online. In particular, the Internet provides the ability to efficiently and rapidly search, access and manipulate information from a wide variety of sources, regardless of their location. Through electronic commerce, these information services can be accessed and delivered online quickly, easily and inexpensively.

Growing acceptance of electronic commerce has enabled businesses to offer their products and services to a global audience and to develop one-to-one relationships with consumers without having to make significant investments in traditional infrastructure such as retail outlets, distribution channels and sales personnel. Technological advances that enable secure online transactions have also facilitated an increase in electronic commerce. In addition, consumers can access a broader selection of goods, efficiently compare goods and make informed purchasing decisions. Consumers also benefit from the increased convenience of purchasing goods and services from anywhere at anytime using their personal computers. As a result, the volume of business transacted on the Internet is increasing substantially.


The arrin System(TM)

We have developed the proprietary "arrin System(TM)"
("Advanced Record Retrieval and Information Network") to provide our clients access to millions of public and private research records via the Internet. The arrin System(TM) has also established a web page at www.arrin.net. arrin System(TM) members have the ability to access and network with thousands of professionals in the industries of investigation, law and human resources for the purpose of professional services and advice. Members of the arrin System(TM) have full access to the network, whereas retail clients will have access to a limited range of services.

The arrin System(TM) is both an in-house administration, vendor, and client database set up as a virtual server. The database is accessible utilizing the Internet or by dialing directly into the server. A few proprietary online services are available instantly, while other results are available within 2 to 48 hours. Requests and results are sent utilizing e-mail, fax or telephone. Researchers operate the system 10 hours a day, 5 days a week to handle requests that need direct correspondence. The arrin System(TM) is accessible 24 hours a day, 7 days a week, for a variety of immediate search requests and extended searches for research follow-up.

The arrin website allows for downloads of the arrin
System(TM) and input of member research requests. Though the arrin System(TM) website is a member-oriented site, it also provides non-member services such as HR news, events, compliance and legal reference, and HR information industry support materials. New visitors are encouraged to become members to fully utilize the system.

The arrin System(TM) Website uses VeriSign(TM) Digital
Server Identification to provide Secure Sockets Layer protection for clients. This technology provides data encryption and server authenticity before the transmission of vital information across the Internet. To provide an even greater sense of security, members can download a front-end direct access program.

NATIONWIDE INFORMATION RETRIEVAL SERVICES.

Our primary service is information retrieval:

*Criminal and civil record retrieval nationwide
*Other public records available nationwide
*National motor vehicle/driver records
*Workers' compensation history
*Missing person locator search
*Business research, corporate records, licenses, UCC filings
*Drug screening data management
*Pre-employment assessments
*On-line Applicant tracking
*Pre-employment and reference verification
*Fraud research and collection services
     *Legal research and services Industry.

The pre-employment human resource industry has been slow to adapt to the enormous benefits of computers and modern resources available for information reporting. The average licensed private investigator is still utilizing standard skip tracing practices to laboriously retrieve information. The result of this hit and miss method is often incorrect or inaccurate information.

A handful of licensed investigators provide specialized business services. Some investigators provide sub-rosa
(insurance surveillance) services to workers' compensation insurance carriers. Clients are limited, difficult to obtain, and casework can be sporadic causing huge swings in revenue and cash flow.

The current advancements in electronic information reporting have rapidly changed the way an information retrieval company like InfoSPI can provide specialized services. Twenty years ago the typical way to obtain a subject's birth date or social security number was to bribe someone for the information. Today, you can legally obtain a standard credit bureau or motor vehicle department report that will reveal detailed subject information without leaving your desk.

In addition to the current ease of information retrieval, the time-delay of information recovery today has been reduced by weeks. However, a majority of the industry still lacks the equipment and the knowledge of where to find the resources to retrieve available information. Very few investigation companies can afford to build a database or access database information resources, the costs of which are sometimes in the tens of thousands of dollars.

The changes in the industry include computer-educated clients. The average office employee works with a computer on a daily basis. The information super highway is a constantly growing resource available to everyone, providing a potentially unlimited amount of information to the user. InfoSPI's online services are affordable and easily accessed, and any business with a computer, modem and phone can retrieve personal, private and public information for the purpose of pre-employment.

     Today's methods of data retrieval and management have come to a crossroad. While some companies will maintain only field research date retrieval services, providing little or no electronic retrieval information, most investigation companies will maintain the standard methods of field investigations and pay other larger resource companies or investigation companies with available database access for these services: companies like InfoSPI.

THE FRAGMENTED NATURE OF PUBLIC RECORD INFORMATION

A considerable amount of public records and publicly available information exists with respect to every individual. This information includes names and addresses, aliases, driving records, nationwide court records, property ownership and bankruptcies. However, the sources of this information are often fragmented, geographically dispersed and poorly indexed. In addition, the reliability of this information may not be consistent due to the fact that data provided by multiple sources may not be consistent. In this environment, individuals, businesses and government agencies who wish to access public record information are faced with the time-consuming, costly and difficult task of gathering data from numerous locations and sources. Even after gathering the data, consumers may not be able to adequately verify the information and organize it into a useful format.

While services and technologies have developed to enable remote access to public record information, there generally has been no single, comprehensive access point for the multitude of public record information available on individuals. Other sources, including credit reporting services and other database services, make available only limited types of information for specific purposes, such as verifying individual credit records. These services are typically expensive, charging a fee or requiring a subscription prior to use. More comprehensive search and background check services are available through private investigation firms, but they are typically too detailed and expensive to permit use by the general public.

EXISTING INFORMATION MARKETPLACE

The InfoSPI marketing plan development team gave considerable thought and consideration to the marketplace as it currently exists and is used. This team discovered that an entirely new pool of potential customers exists who needs and would use information. The team developed the marketing concepts based upon how the marketplace should be utilized, who would benefit from the products and services, and then developed the plan to accommodate these changes, specifically:

1) Users spend considerable money on attorney services or law clerks that physically go to city, county, or state buildings, stand in long lines, pay exorbitant prices for copies, and often miss half of the pertinent information needed for cases. If they subscribed to the arrin System(TM), they could enter online or fax their request during the day and have the results available that evening. The cost and time reduction would be significantly less than they are currently paying.

2) Businesses hire new employees largely based upon information provided on employee applications. Managers rely on human resource departments to verify references (given by the applicant), addresses, and phone numbers that could or could not belong to the applicant. Alternatively, businesses could send employee applications for Pre-Employment Verifications to arrin System(TM) anytime during the day and have a complete report returned by the following morning. Significant losses in business today are downtime due to employee turnover, retraining new hires, absenteeism, drug abuse, and employee pilferage. arrin System(TM) can provide an employee background search that will save business owners thousands of dollars in employee turnover costs.

The InfoSPI Marketing Plan defines those markets that need to be cultivated (similar to those described above). If businesses require the services of arrin System(TM), the Company must dedicate sufficient resources to make these customers aware of the value offered by InfoSPI.

MARKET.

Society is highly mobile and constantly changing: people are moving, getting married or divorced, changing jobs, changing names, acquiring and disposing of assets and interacting with different private and public entities for personal, professional and commercial reasons. These population and market dynamics often make it very difficult to maintain contact with friends, relatives and others and to verify individual background and reference information for important business, personal and other decisions. According to research published by the U.S. Department of Commerce's Census Bureau, an increasing number of Americans, are moving residences. In addition, according to research published by the Bureau of National Affairs, the average monthly employee turnover rate is increasing. Moreover, according to the U.S. Bureau of Labor Statistics, the average worker in the U.S. will be with their current employer for less than five years. According to the U.S. Bureau of Labor Statistics, more Americans are re-entering the United States work force.

We will expend considerable effort in complimentary markets offering the potential for large revenue growth. This will be directed at ancillary services that can be marketed to existing target markets and clients, as well as additional information products and services.

     Drug Screening   Drug screening is a natural additional
     service to offer when presenting pre-employment background screening.

     Human Resource Support and Services - Training, counseling, workplace violence and litigation avoidance, HR software, etc.


     INTERNATIONAL EXPANSION

          Expansion into international markets is not anticipated at this time, however, future services may include providing informational retrieval of domestic information to overseas companies doing business in the U.S.

     MARKETING/BUSINESS STRATEGY

     We have established an aggressive niche marketing strategy utilizing existing company proprietary technology. By resourcing our key strength in our data management and automation capabilities we utilize our pre-existing web based technology to begin identifying cross over marketing relationships and technology tools for multi level client and vendor distribution applications.

     This evolution in our market enables the arrin System to become a primary technology leader by providing both the client and vendor a web medium for the processing and management of applicant data. For the HR market, services integrated into the arrin System include applicant tracking, background screening, pre-assessments, drug testing, compliance, support and a wide variety of other plug and play HR services.

     Our Marketing concept in turn becomes simple. The more we support our partners through their efforts, the stronger the capabilities of the up sell. The sales process is efficient, fast and cost effective. Training, demo's and education materials are automated and provided online directly within the partners web system. Clients can place an order the instant the service is available!

     Through key strategic industry relationships we have built virtual sales forces through efforts of our partners. Our partners are leaders in their industry and have pre-existing client relationships. Services when integrated within their online systems become a simple value added up sell from their existing services.

     In the past our in-house sales efforts took on average
     3 to 6 months to close a client. Recent results of our partner relationships have reduced this delay to less than 1 month! The arrin System has become a primary marketing tool for our partners and a value added service for our new referral driven clients.

     Our internal efforts are focused on establishing key industry relationships with HR proprietary service providers. Partner services include applicant tracking, employee benefits, payroll, insurance and a large variety of other HR management services.

          We support these relationships through joint participation within trade events, publications, on-site client presentations, on-line linking, demos and client education materials. We are expanding these relationships to integration into key vendor software systems. An example would be our relationship with one of our applicant tracking partners, RecruitMax, where the arrin System will also become an integrated part of their proprietary web system. In turn they will resell to their existing client base our other plug and play services. This will apply to other non-competitive vendor service relationships as well.


     DIRECT SALES

     Business-to-business sales have proven very effective in a prototype marketing effort, primarily directed at human resource departments and loss prevention. The Company has began to roll this program out in a national effort, establishing sales people in all major markets and then supporting them through telemarketing, direct mail, and Internet marketing conducted from the corporate office. Print advertising may be placed in major market newspapers in coordination with other marketing and sales efforts. Television and radio ads may be placed in selected large markets and will be directed at both consumers and businesses.

     TRADE SHOWS

     Our experience is that face-to-face meetings with prospective clients are extremely beneficial and effective.
     Therefore, we will attend trade shows (national and regional) in targeted industries, to include legal, human resources and general business.



     PUBLIC RELATIONS

     Public Relations efforts will be directed at securing speaking engagements at business seminars, conferences, and trade shows; placement of articles in print media regarding our services; interviews of Company spokespersons on television and radio news and talk shows; citation of InfoSPI spokesman as experts by journalists, and general promotion of the Company by means of press releases on noteworthy company events and information.

     WEBSITE MARKETING

     Promotion of our website as a vehicle to bring in new sales will be accomplished via Internet advertising on various and appropriate websites and other Internet locations.

     BUSINESS RELATIONSHIPS

     We are also pursuing strategic alliances and relationships with a variety of business and industry entities. This may include major credit bureaus and large industry associations to develop preferred vendor programs to place arrin System(TM) services in a superior strategic position within these industries.

     ACQUISITIONS AND MERGERS

     An aggressive program may be initiated to acquire businesses from other information provider companies. Company representatives will also work to form alliances with the mangers and owners of these companies, encouraging them to act as independent agents, or preferred vendors, to bring additional customers to the Company.

     DIRECT ACCESS SOFTWARE

     The Company's new arrin Client(TM) software, which allows clients to order and receive searches directly from their desktop computers, has been bringing dramatic and positive benefits to marketing and sales efforts. Early indications are that clients order 10-15% more searches when utilizing the software. We may plan an aggressive campaign to get the software into the hands of business operators on a free trail basis if a high return on conversion into customers through follow-up sales and telemarketing efforts is possible. The software has also proven highly effective as a tool in sales presentations. In addition, because use of the software reduces the amount of labor required to process orders, Company prices may be reduced to gain a further competitive advantage.

     Future plans call for the software to be expanded into a broad range tool for human resource, legal, and business clients, acting as an information reference source on matters related to these specific fields. Offering clients and prospective clients more value with the software creates a significant advantage in sales and marketing situations and in the long-term retention of clients.

     We are committed to a short-term marketing and advertising budget, as part of its aggressive sales and marketing effort to increase current membership. We will continue to develop a national market for national records which include: DMV, criminal, civil, worker's compensation, property, credit reporting services and many more through the representation of national independent research contractors.

     In 1996, we expanded our services to the World Wide
     Web, and in January 1997, we added online access capability for requesting services. We are dedicated to continuing to stay ahead of the competition by leading with new and innovative services.

     CUSTOMERS

     It is difficult to quantify the size of our market.
     There are approximately 140 million employees in the United States, with over one million new jobs created each year and an assumed turnover of at least ten million per year. With awareness growing and more employers recognizing the importance of employment background checks, the HR market potential for arrin System(TM) is enormous.

     arrin System's(TM) potential customer base is diverse including both small and large businesses in a range of different industries. We will develop a marketing strategy utilizing the most appropriate media to reach this diverse audience.

     Utilizing extensive market research, we have established templates to constantly keep our services competitive and in demand. InfoSPI will target placement agencies utilizing the templates that it has already developed for its current placement company members and use similar techniques when targeting other industries. For example, we have secured a majority of our personnel placement agencies utilizing particular contact methods and literature related to their human resource needs. The Company ascertained these needs by inquiring into the reason that its current placement agency members utilized its services for and by determining what services they would like improvement in, changes to and/or additions of.
     InfoSPI utilizes this information to solicit and target other placement agencies.

     InfoSPI's diverse clientele demonstrates its broad service base and allows for a greater success ratio when applying marketing and advertising efforts. Though the Company does not compensate in its projections for the added benefit to its service, we have experienced such success in the past and look forward to similar client growth in the future.

     COMPETITION

     The market in which we operate is intensely competitive and highly fragmented. Currently, InfoSPI's competition falls into four categories:

     1) free individual locator and information services, including services offered by major Internet portals and directories, telephone companies and other third parties who publish free printed or electronic directories;

     2) fee-based Internet search services offering comparable services, such as KnowX.com, a division of Information
     America;

     3) firms offering more comprehensive public record information, such as LEXIS-NEXIS, a division of Reed
     Elsevier Inc., The Dun & Bradstreet Corporation, Reuters
     Limited, Avert, Inc. and ChoicePoint, Inc.; and

     4) local, regional and national private investigation firms, such as Kroll O'Gara Company, Pinkerton, the Proudfoot Reports Division of ASI Solutions, Inc. and a significant number of companies operating on either a national scale or a local or regional basis.

Though several of these companies currently have greater financial and marketing resources than we do, InfoSPI intends to excel by implementing aggressive market growth through its targeted in-house sales and strategic partner marketing efforts.

     Government Regulation and Licensing Requirements.

In connection with a number of the services that the Company provides, particularly profile report services used for various purposes, we may be considered a "consumer reporting agency" as such term is used in the Fair Credit Reporting Act, as amended ("FCRA"), and, therefore, may be required to comply with the various consumer credit disclosure requirements of the FCRA.

Although our business is not directly regulated by the ADA, the use by the Company's clients of information sold to them is regulated, both as to the type of information and as to the timing of its use. Similarly, there are a number of states that have laws similar to the FCRA, and some states which have laws more restrictive than the ADA. Further, many state laws limit the type of information that can be made available to the public. In addition, some state laws may require the Company to be licensed in order to conduct business within those states. Clients in those states can access our website, which may subject us to the laws of those states. We may also be subject to the laws of states in which the Company has no contacts other than with residents of the state ordering services through our website and our delivery of reports to persons within that state. If the Company is determined to have violated any of these federal or state laws, we could be subject to substantial civil and/or criminal liability, which could have a material adverse effect on our business and results of operations. Furthermore, it is possible that claims could be made against the Company under both United States and foreign law for defamation, libel, invasion of privacy, negligence, copyright or trademark infringement, or other theories based upon the nature and content of the materials disseminated through their website.

Many privacy and consumer advocates and federal regulators have become increasingly concerned with the use of personal information, particularly consumer credit reports. The Company uses the social security numbers of individuals to search various databases, including those of consumer credit reporting agencies. For example, we search the "header" information contained in various consumer credit reporting agencies' databases to find, among other items, current and previous addresses, social security numbers used by an individual, or possible other names (such as maiden names, married names, etc.). We also search these databases to determine if another person is using a false social security number. Attempts have been made, and can be expected to continue to be made, by various federal regulators and organized groups to adopt new or additional federal and state legislation to regulate the use of personal information. If federal and/or state laws are amended or enacted in the future relating to access and use of personal information, in particular, and privacy and civil rights, in general, there could be a material adverse effect on the Company's business and results of operations.

A number of states require consumer reporting agencies or businesses, which provide investigative services to obtain a license to conduct business within those states. The Company may be deemed subject to such licensing requirements because of the Company's individual profile report search services. Clients in those states can access the Company's website, which may subject the Company to the laws of those states. The Company may be subject to the laws of those states as a result of citizens of those states purchasing the Company's services through the Company's website. The Company may not be able to obtain the necessary licenses to do business in those states. In addition, failure to comply with the privacy laws of those states could subject the Company to civil litigation and liability to the subjects of the search reports issued to the Company's clients. Any violation of these laws or failure to obtain required licenses could have a material adverse effect on the Company's business and results of operations.

EMPLOYEES

As of the date of this filing, we employ a total of fifteen
(15) employees, four (4) of whom are executive officers. In addition, we utilize the services of consultants in the areas of corporate and financial services. As and if the volume of business increases, we plan to significantly expand our operations and, in connection with such operations, will require additional employees. InfoSPI considers its relations with its employees to be good.

     (i) Our performance is substantially dependent on the performance of our Chairman and Founder, David Raine, Chief Executive Officer and President, Lawrence Kimball, and our Chief Financial Officer and Secretary, Edson Osborne. In particular, the Company's success depends upon their ability to develop, design and market our information services and website.

     (ii) We do not carry key person life insurance on any of our personnel. The loss of the services of any of our executive officers or other key employees could have a material adverse effect on the business, results of operations and financial condition of the Company. Our future success also depends on our ability to retain and attract highly qualified technical and managerial personnel, if and when the need for such personnel arises.

     (iii) We can give no assurances that the Company will be able to retain its key managerial and technical personnel or that it will be able to attract and retain additional highly qualified technical and managerial personnel in the future. The inability to attract and retain the technical and managerial personnel necessary to support the growth of the Company's business, due to, among other things, a large increase in the wages demanded by such personnel, could be very detrimental to the Company's business, results of operations and financial condition.

(c) Risk Factors.

Anticipated Losses for the Foreseeable Future.

The Company has not achieved profitability to date, and the Company anticipates that it will continue to incur net losses for the foreseeable future. The extent of these losses will depend, in part, on the amount of growth in the Company's revenues from sales of its products and services, and the possibility of advertising revenues on its website. The Company expects that its operating expenses will increase significantly during the next several years, especially in the areas of sales and marketing, and brand promotion. Thus, the Company will need to generate increased revenues to achieve profitability. To the extent that increases in the Company's operating expenses are not accompanied by commensurate increases in revenues, or the Company is unable to adjust its operating expense levels accordingly, the Company may not be able to achieve or sustain profitability. Furthermore, there can be no assurances that the Company's operating losses will not increase in the future or that it can ever achieve or sustain profitability.

Dependence on Continued Growth and Viability of the Internet.

Our future success is substantially dependent upon continued growth in the use of the Internet. To generate product sales, advertising sales and e-Commerce service fees for InfoSPI, the Internet's recent and rapid growth must continue, and e-Commerce on the Internet must become widespread. None of these can be assured. The Internet may prove not to be a viable commercial marketplace. Additionally, due to the ability of consumers to easily compare prices of similar products or services on competing websites, gross margins for e-Commerce transactions may narrow in the future and, accordingly, the Company's revenues from e-Commerce arrangements may decline. If use of the Internet does not continue to grow, the Company's business, results of operations and financial condition would be materially and adversely affected. Additionally, to the extent that the Internet continues to experience significant growth in the number of users and the level of use, there can be no assurance that its technical infrastructure will continue to be able to support the demands placed upon it. The necessary technical infrastructure for significant increases in e-Commerce, such as a reliable network backbone to minimize the occurrence and/or risk of Internet disruptions, may not be timely and adequately developed. In addition, performance improvements, such as high-speed modems, may not be introduced in a timely fashion. Furthermore, security and authentication concerns with respect to transmission over the Internet of confidential information, such as credit card numbers, may remain. Issues like these could lead to resistance against the acceptance of the Internet as a viable commercial marketplace. Also, the Internet could lose its viability due to delays in the development or adoption of new standards and protocols required to handle increased levels of activity, or due to increased governmental regulation. Changes in or insufficient availability of telecommunications services could result in slower response times and adversely affect usage of the Internet. Demand and market acceptance for recently introduced services and products over the Internet are subject to a high level of uncertainty, and there exist few proven services and products.


Dependence on Third-Party Relationships.

We will be significantly dependent on a number of third-party relationships to increase traffic to InfoSPI.
Although our website does not require links from other websites in order to be functional and/or generate a profit, such links could potentially increase traffic to the Company's website, and we may seek to establish relationships with other website operators to provide links to our InfoSPI website.

We do not presently have any agreements in place with any website operators that provide links to InfoSPI, and, even if we can establish such relationships, the other website operators may terminate the links at any time without notice to us. We can not assure that third parties will regard their relationship with the Company as important to their own respective businesses and operations.

     Risk of System Failures.

Our ability to facilitate trade successfully through our website and to provide high quality customer service, depends upon the efficient and uninterrupted operation of our computer and communications through our designated Internet Service Provider (ISP). These systems and operations are vulnerable to damage or interruption from earthquakes, floods, fires, power loss, telecommunication failures, break-ins, sabotage, intentional acts of vandalism and similar events. We do not have fully redundant systems or a formal disaster recovery plan and do not carry business interruption insurance to compensate us or our clients for losses that may occur. We have identified alternative providers of hosting services in the event that our ISP's services malfunction. Despite any precautions taken by, and planned to be taken by us, the occurrence of a natural disaster or other unanticipated problems with our ISP could result in interruptions in the services provided by the Company.

In addition, the failure by the ISP to provide the data communications capacity required by the Company, as a result of human error, natural disasters or other operational disruption, could result in interruptions in the Company's service. Any damage to or failure of the systems of the Company could result in reductions in, or terminations of, the Company's service, which could detrimentally affect the Company's business, results of operations and financial condition. In the case of frequent or persistent system failures, the Company's reputation and name brand could also be adversely affected. Although we have implemented certain network security measures, we and our ISP are also vulnerable to computer viruses, physical or electronic break-ins and similar disruptions, which could lead to interruptions, delays, loss of data or the inability to complete customer postings and transactions. In addition, although the we work to prevent unauthorized access to Company data, it is impossible to eliminate this risk completely. The occurrence of any or all of these events could have a long-term negative impact on the Company's business, results of operations and financial condition.

     Competition.

The market for Internet-based information research and retrieval is relatively new, rapidly evolving and intensely competitive, and we expect competition to intensify further in the future. Barriers to entry are relatively low, and current and new competitors may be able to launch new sites at a relatively low cost. The Company potentially competes with a number of other companies marketing similar information research and retrieval systems on the Internet. Competitive pressures created by any of our competitors, could damage our business, results of operations and financial condition. We believe that the principal competitive factors in our market are volume and selection of information, population of Internet users, customer service, reliability of delivery and payment by users, brand recognition, website convenience and accessibility, price, quality of search tools and system reliability. Some of our potential competitors have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing, technical and other resources than we have. In addition, other online information services may be acquired by, receive investments from or enter into other commercial relationships with larger, well-established and well-financed companies as use of the Internet and other online services increases.

Therefore, some of our competitors with other revenue sources may be able to devote greater resources to marketing and promotional campaigns, adopt more aggressive pricing policies and devote substantially more resources to website and systems development than us or may try to attract traffic by offering services for free. Increased competition may result in reduced operating margins, loss of market share and diminished value in our brand recognition. There can be no assurance that the Company will be able to compete successfully against current and future competitors. Further, as a strategic response to changes in the competitive environment, we may, from time to time, make certain pricing, service or marketing decisions or acquisitions that could have an adverse effect on our business, results of operations and financial condition. New technologies and the expansion of existing technologies may increase the competitive pressures on the Company by enabling our competitors to offer a lower-cost service. Certain Web-based applications that direct Internet traffic to certain websites may channel users to information services that compete with the Company. Although we plan to establish arrangements with online services and search engine companies, we cannot guarantee that these arrangements will ever be established or renewed on commercially reasonable terms or that they will otherwise bring traffic to the Company's website. In addition, companies that control access to transactions through network access or Web browsers could promote the Company's competitors or charge the Company substantial fees for inclusion.

     Potential Fluctuations in Operating Results; Quarterly
Fluctuations.

Our operating results may fluctuate significantly in the future as a result of a variety of factors, many of which are outside of our control, including system and operational vulnerability to damage or interruption due to earthquakes, floods, fires, power loss, telecommunication failures, break-ins, sabotage, intentional acts of vandalism and similar events, as well as changes in the competitive environment. As a strategic response to changes in the competitive environment, the Company may from time to time make certain pricing (e.g., increase/reduction in rates for InfoSPI services), marketing decisions (e.g., increase/reduction in advertising) or acquisitions (e.g., acquisition of competitors) that could have a material short-term or long-term adverse effect on the Company's business, results of operations and financial condition. In particular, in order to accelerate the promotion of InfoSPI, we intend to market our website, which may have a negative impact on our operating results for that period, especially if the marketing efforts do not yield positive results. We do not believe that we will experience seasonality in our business.

In addition to selling our services, our strategy is to generate additional revenues through e-Commerce arrangements including allowing other companies to advertise on the Company's website. However, there can be no assurance that the Company will receive any meaningful revenues under these agreements in the future. The foregoing factors, in some future quarters, may lead the Company's operating results to fall below expectations.

     Risk Of Capacity Constraints And Systems Failures.

A key element of our strategy is to generate a volume of
user traffic to our website. Our ability to attract customers and to achieve market acceptance of InfoSPI product depends significantly upon the performance of the Company and its network infrastructure (including its server, hardware and software).
Any system failure that causes interruption or slower response time of the Company's products and services could result in less traffic to our website and, if sustained or repeated, could reduce the attractiveness of the Company's products. An increase in the volume of user traffic could strain the capacity of the Company's technical infrastructure, which could lead to slower response time or system failures, and could adversely affect the ability of potential users to access the Company's website, thereby reducing the Company's advertising revenues. In addition, as the number of Web pages on and users of InfoSPI increases, there can be no assurance that the Company and its technical infrastructure will be able to grow accordingly, and the Company faces risks related to its ability to scale up to its anticipated customer levels while maintaining superior performance. Any failure of our server and networking systems to handle current or higher volumes of traffic would have a negative impact on our business, results of operations and financial condition. The Company is also dependent upon third parties to provide potential users with Web browsers and Internet and online services necessary for access to its site. In the past, Internet users have occasionally experienced difficulties with Internet and online services due to system failures, including failures
unrelated to the Company's systems.   Any disruption in Internet
access provided by third parties could have a material adverse effect on the Company's business, results of operations and financial condition. Our operations are dependent in part upon its ability to protect its operating systems against damage from human error, fire, floods, power loss, telecommunications failures, break-ins and similar events. We do not presently have redundant, multiple-site capacity in the event of any such occurrence. The Company's servers are also vulnerable to computer viruses, break-ins and similar disruptions from unauthorized tampering with the Company's computer systems. The occurrence of any of these events could result in interruption, which could have a detrimental effect on the Company's business, results of operations and financial condition.

     Risks Associated With New Services, Features and Functions.

There can be no assurance that the Company will be able to expand its operations in a cost-effective or timely manner or that any such efforts would maintain or increase overall market acceptance. Furthermore, any new product or service launched by us that is not favorably received by consumers could damage the Company's reputation and diminish the value of its brand name. Expansion of our operations in this manner would also require significant additional financial and operational resources. The lack of market acceptance of our products and services could result in our inability to generate satisfactory revenues and our inability to offset their costs could harm the Company's business, results of operations and financial condition.

     Online Commerce Security Risks.

A significant barrier to online commerce and communications is the secure transmission of confidential information over public networks. The Company will rely on encryption and authentication technology licensed from third parties to provide the security and authentication technology to effect secure transmission of confidential information, including, if necessary, customer credit card numbers. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography, or other events or developments will not result in a compromise or breach of the technology used by the Company to protect customer transaction data.

If any such compromise of the Company's security were to occur, it could damage the Company's reputation and, consequently, its business, results of operations and financial condition. Furthermore, a party who is able to circumvent the Company's security measures could misappropriate proprietary information or cause interruptions in the Company's operations. We may be required to expend significant capital and other resources to protect against such security breaches or to alleviate problems caused by such breaches. Concerns over the security of transactions conducted on the Internet and other online services and the privacy of users may also inhibit the growth of the Internet and other online services generally, especially as a means of conducting commercial transactions. To the extent that activities of the Company involve the storage and transmission of proprietary information, such as credit card numbers, security breaches could damage the Company's reputation and expose the Company to a risk of loss or litigation and possible liability. There can be no assurance that the Company's security measures will prevent security breaches or that failure to prevent such security breaches will not have a material adverse effect on the Company's business, results of operations and financial condition.

Effect of Existing or Probable Government Regulations.

Government legislation has been proposed that imposes liability for or prohibits the transmission over the Internet of certain types of information. The imposition upon the Company and other online providers of potential liability for information carried on or disseminated through their services could require the Company to implement measures to reduce its exposure to such liability, which may require the Company to expend substantial resources and/or to discontinue certain service offerings. In addition, the increased attention focused upon liability issues as a result of these lawsuits and legislative proposals could impact the growth of Internet use.

We do not believe that existing regulations, most of which were adopted prior to the advent of the Internet, govern the operations of the Company's business nor have any claims been filed by any state implying that the Company is subject to such legislation. There can be no assurance, however, that State government will not attempt to impose these regulations upon the Company in the future or that such imposition will not have a material adverse effect on the Company's business, results of operations and financial condition. Several States have also proposed legislation that would limit the uses of personal user information gathered online or require online services to establish privacy policies. The Federal Trade Commission has also recently settled a proceeding with one online service regarding the manner in which personal information is collected from users and provided to third parties. Changes to existing laws or the passage of new legislation, could create uncertainty in the marketplace that could reduce demand for the services of the Company or increase the cost of doing business as a result of litigation costs or increased service delivery costs, or could in some other manner have a detrimental effect on the Company's business, results of operations and financial condition. In addition, because our services are accessible worldwide, and we may facilitate sales of goods to users worldwide, other jurisdictions may claim that we are required to qualify to do business as a foreign corporation in particular states or foreign countries.

Development of Proprietary Technology

The Company continues to develop the arrin System , databases, e-commerce software and other technology specific to its objectives. The Company intends to rely on a combination of trade secret, copyright, patent, service mark and trademark law, to establish and protect its proprietary rights and technology. The Company has filed a provisional patent application on July 7, 2000 and may file additional patents related to the technology it develops for the industry and its processes. Patent protection is by no means assured and even if such protection is granted, the Company may not be able to successfully defend or enforce its patents, trade secrets, copyrights, service marks and trademarks. Failure to obtain or be able to defend such rights could have a material adverse effect on the Company's business, financial condition, and operating results. The can be no assurance that legal means to defend the Company's rights will in fact protect the Company's proprietary property, that competitors will not develop products or services with features based upon, or otherwise similar to, the company's proposed products or services.

Energy Availability and Price Uncertainty in California

As the Company is based in California, there can be no assurances that adequate power will be consistently available or available at a commercially reasonable rate to allow the Company to operate. Even though the Internet Service Providers (ISPs) which host the Company's data and services have electrical back-up systems, the loss of energy for the other operations of the company may have a material adverse effect on the Company's business, financial condition, and results of operations.

Licensing Requirements

A number of states require consumer reporting agencies or business, which provide investigative services to obtain a license to conduct business within those states. The Company may be deemed subject to this licensing requirement because of the Company's individual profile report search services. Clients in those states can access our Website, which may subject the Company to the laws of those states. The Company may be subject to the laws of those states as a result of citizens of those states purchasing our services through the Website. The Company may not be able to obtain the necessary licenses to do business in those states. In addition, failure to comply with the privacy laws of those states could subject the Company to civil litigation and liability to the subjects of the search reports issued to our clients. Any violation of these laws or failure to obtain required licenses could have a material adverse effect on the Company's business and results of operations.

Civil Liability

The Company, for inaccurate information or misuse of the information, could be held liable to clients and/or to the subjects of individual search reports prepared. We maintain internal policies designed to help ensure that background information retrieved by the Company is accurate and that we otherwise comply with the provisions of the FCRA and similar state laws. We, however, do not currently maintain liability insurance to cover claims by clients or the subjects of reports. Based on our research, losses from these claims are either uninsurable or the insurance that is available is so limited in coverage that it is not economically practical. We intend to continue our efforts to obtain insurance coverage for these claims, but the insurance coverage may not be available on terms acceptable to us. Claims of violations of the FCRA or similar state laws may be made against the Company in the future or the claims, if made, may not be successfully defended. Uninsured losses from these claims could materially adversely impact the Company's business, financial condition, results of operations and prospects.

ITEM 2.   MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF
               OPERATION.

     (a) Plan of Operation.

Overview.

InfoSPI provides clients with quick, easy and inexpensive access to a broad range of public record information about individuals. We offer our services through a website and through a toll-free telephone number.

Revenues are generated from the sale of various public record information and search services to clients. InfoSPI has, and will continue, to focus on increasing revenues through sales of memberships and targeted outsource services for information retrieval, particularly to the human resource (HR) market. Specifically, future new and recurring revenue growth will come from:

       A. Increased use of criminal history products;

       B. Expansion of client-specific pre-employment search packages;

       C. Addition of new corporate customers and strategic partners seeking outsource solutions;

       D. Increased use of motor vehicle, employment verification, education verification, and other pre-employment search products and services;

       E. Increased membership subscriptions; and

       F. Development of new products and services.

     A. Increased use of criminal history products.

     Criminal history product sales account for the largest percentage of our sales. Management expects this percentage to remain stable or decrease as additional products and services are introduced.

     Expansion of client-specific pre-employment search packages.

     InfoSPI's focus on exceptional client relationships makes us responsive to their needs for client-specific outsource solutions. In the HR market, we bundle products and services into a solution for quick, accurate search results. This approach is attractive to larger corporate accounts and our strategic partners.

     Addition of new corporate customers and strategic partners seeking outsource solutions.

     Management believes adoption of our "plug and play" information retrieval solutions by new corporate customers and strategic partners will increase in 2001 and beyond. Mid-size corporate clients (employers with 100-999 employees) and larger corporate clients represent an opportunity for greater additional revenue per client and an improvement in overall client quality. Maximizing existing strategic partner relationships and developing new ones in crucial to our future growth. This revenue segment will be a high priority for InfoSPI in the immediate future.

     Increased use of motor vehicle, employment verification, education verification, and other pre-employment search products and services.

     Our expectations are that overall demand for pre-employment search products and services by the HR market will grow and that our products and services will continue to capture increasing market share.

     Increased membership subscriptions.

     While some our products and services are available to retail customers, we encourage clients to become subscribing members to gain access to a broader range of value-added products and services. Management believes membership subscriptions are competitively priced and will generate an increasing recurring revenue stream.Development of new products and services.

     Easy client access to our products and services plus
     "plug and play" functionality for the addition of new revenue streams is an inherent capability of our arrin
     System   and HireHelper   proprietary technology. The
     combination of our in-house research and development efforts, existing and new strategic partnerships, and our ability to proactively respond to market demand through our exceptional client relationships, will result in the introduction of innovative new products and services and additional revenue opportunities.

     Revenues in 2000 were $913,425, a 362% increase over 1999. The increase is due to the factors outlined above and management is encouraged with the increase in the number of clients, revenue per client, and quality of client. We recognize revenue at the time completed research results are sent to the client.

     Cost of our services consists primarily of payroll expenses, including commissions paid to sales employees, data acquisition costs, local and long distance telephone charges associated with providing its services, and payment processing costs. In addition, we include an allocable portion of facilities, network and technology infrastructure. The Company's cost of services is likely to increase substantially as it obtains access to new data and information sources and expands infrastructure to support an anticipated increase in marketing and sales personnel.

       In 2000, cost of services was $228,911, a 366% increase over 1999. As a percentage of revenue, 2000 cost of services was 25.0% compared with 31.6% in 1999. Management intends to aggressively restructure various data acquisition relationships with the intent of improving our response time and accuracy while reducing our costs.

     InfoSPI's operating expenses consist primarily of advertising, marketing and general and administrative expenses. In 2000, operating expenses were $6,009,259, a 71.6% increase over 1999. Operating expenses in 2000 included $3,825,651 in non-cash compensation to employees and consultants. Management expects operating expenses to increase substantially as the Company expands its sales and marketing force and hires additional administrative, sales, advertising, financial and accounting personnel. The Company may also need to relocate or seek new facilities that better address its operational and personnel needs, and may, as a result, incur higher costs and possible disruption to its business as new personnel are hired and trained to replace those lost in an expansion or relocation.

     Management expects advertising and marketing expenses to significantly increase as the Company offers new services, attempts to expand the arrin System(TM) brand and build a corporate sales force both internally and through our strategic partner relationships.

     The Company's general and administrative expenses consist primarily of compensation and related costs for administrative personnel, fees for outside professional advisors and an allocation of occupancy costs and other overhead expenses. Management expects the trend of increased general and administrative costs to continue as it hires additional sales, research and executive personnel to promote new services to corporate and professional clients.

     Marketing Plan.

       InfoSPI marketing is built around three primary vehicles:

          1)     Aggressive strategic partnerships,
          2)     direct in-house sales,
          3)     and, direct relationships with the end user

       HireHelper

       We partner with top HR service providers, utilizing their software applications and sales forces to sell and deliver our services through new patent-pending technology. In return we pay these partners a commission on sales. We save greatly on manpower and marketing costs and gain easy entry into new clients, many of them large corporations.
     Our partners get a new revenue stream for services that can be sold as part of their existing product without increasing their capital outlay, sales efforts, or expenses. They also improve the marketability of their product by a providing their clients a new value-added service they very much need. The end user clients win because they get quality background screening services in a much more convenient and easy-to-use format.

       That's an old-fashioned win-win-win situation that can't help but be successful for everyone involved. The ultimate result for us is greatly increased sales and profits.

       The concept is simplicity defined. And it's also revolutionary within our industry, built upon a solid foundation of established business practices and new technology while looking to the future growth of the Internet and e-recruiting.

       In-house Sales

       The other half of our marketing and sales effort takes a more traditional sales approach focusing on large companies. Remember, background screening is a very hot market. Many companies view background checks to be as necessary as having insurance. Yet because it is such a new and growing market there is much volatility. This opens up a much larger sales opportunity than there would be in a more established market, which is illustrated well by the ease with which initial contact with a client can be generated. Often, an unsolicited phone call will result in an appointment with even Fortune 1000 companies! A sales strategy of telemarketing backed by direct mail/e-mail, online sales presentations, and occasional in-person presentations is utilized.

       In 1999, a sales program utilizing independent sales reps was initiated. Sales increased appreciably but not at the rate we wanted. We learned some valuable lessons through this effort about the sales process and our industry, particularly regarding targeting larger companies. When HireHelper emerged, we changed our strategy to the combined marketing plan described above featuring the HireHelper concept and a more focused in-house sales effort concentrating on large companies.

     Future Consumer Market

       Currently, all of our revenues come from business-to-business sales, and this will continue for at least the next few years. But consumer demand for information services will undoubtedly grow as acceptance and use within the business community grows, and the consumer market remains a huge untapped well of potential revenue. How much of our marketing efforts will be directed at the consumer market, and when, will depend largely on management's estimates of the acceptance and awareness among consumers, likely return on investment, and the governing laws affecting the sale of information to the general public.

     The Investment Market

       Our marketing effort also keeps in mind our image within the investment community, where building name recognition and branding will benefit plans to take InfoSPI public. Press releases, particularly as regards the Strategic Alliance Partnerships, are the main marketing vehicle used for this.

     Sharing in the Growth of E-commerce

       The expansion of the Internet has fueled huge parallel growth in the e-commerce, business-to-business sector in recent years and will undoubtedly continue to do so in the future. We expect to share in this growth and help drive it within our market segment. Gartner Group, a market research firm, predicted on March 13, 2001 that there will be $8.5 trillion of business to-business (B2B) in 2005, growing from a "mere" $0.43 trillion in 2000. B2B will reach an expected $0.9 trillion in 2001, and then grow to $1.9 trillion in 2002. By 2003, Gartner expects global B2B to reach $3.6 trillion, rising to $6 trillion in 2004.

       Through the proprietary data management of pre-
     employment background screening services via a Web-based medium, we have taken aim at only a small portion of this overall $2.8 trillion pie. Yet even a small portion is lucrative. All businesses need the best information to make the best hiring decisions, and we can provide it in the most
     efficient and cost-effective manner available.   As
     discussed earlier, best estimates place the current background screening industry at $1.6 billion dollars. Our best estimate, based on expected growth in the labor market, employee turnover rates, and use of background screening services, the industry will push towards the $3 billion mark by 2004.

       (b) Capital and Liquidity

       As of December 31, 2000, we had $61,145 cash on hand compared to $101,508 in 1999. Net cash used in operating activities in 2000 was $880,496, a decrease com pared to $1,304,508 in 1999. We have funded our cash needs from inception with a series of debt and equity transactions. Failure to obtain such financing could have a material adverse effect on our operations and financial condition.

       We will substantially rely on the existence of revenue from our existing clients, products, and services; however, we have no assurance our current or projected revenues or capital reserves will sustain our business for the next 12 months. If the projected revenues fall short of needed capital we will not be able to sustain our capital needs for more than six months. We will then need to obtain additional capital through equity or debt financing to sustain operations for an additional year. Modifications to our business plans may require additional capital for us to operate. There can be no assurance that additional capital will be available to us when needed or available on terms favorable to the Company.

       On a long-term basis, liquidity is dependent on continuation and expansion of operations, receipt of revenues, and additional infusions of capital and debt financing. We plan to raise capital through an additional stock offering to accredited investors in 2001. The funds raised form this offering will be used to expand operations and contribute to working capital. However, there can be no assurance that we will be able to obtain additional equity or debt financing in the future, if at all. If we are unable to raise additional capital, our growth potential will be adversely affected and we will have to significantly modify our plans.




               ITEM 3.   DESCRIPTION OF PROPERTY.

We presently maintain our principal place of business at 2265 Camino Vida Roble, Carlsbad, California 92009. We have leased this office space, consisting of approximately 12,303 square feet and research and development space, for 60 months, at a rate of $9,227.25 per month. The lease expires on July 31, 2005.

We believe that this space is suitable for the Company's needs for the foreseeable future.


               ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
OWNERS
               AND MANAGEMENT.

The table below identifies any individual (including any "group") who is known to the Company to be the beneficial owner of more than five percent of any class of the small business issuer's voting securities. The table also sets forth the ownership by all directors and nominees of the Company, each of the named executive officers of the Company, and all directors and executive officers of the registrant as a group.

Title of       Name and address              Amount and nature  Percentage
class          of beneficial                 of beneficial      of class
               Owner                         ownership

Common         David Raine                   1,959,750          23.4%
               2265 Camino Vida Roble
               Carlsbad, California 92009

Common         Edson Osborne                 1,975,000          23.6%
               2265 Camino Vida Roble
               Carlsbad, California 92009

Common         Lawrence Kimball                500,000          5.9%
               2755 Brant Street
               San Diego, California 92103

Common         All Executive Officers         4,436,000         53.0%
               & Directors as a Group
               (four persons)

(format change)
There are no agreements between or among any of the shareholders which would restrict the issuance of shares in a manner that would cause any change of control of the Company. There are no voting trusts, pooling arrangements or similar agreements in place between or among any of the shareholders, nor do the shareholders anticipate the implementation of such an agreement in the near term.


               ITEM 5.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS
AND CONTROL
               PERSONS.

     (a) Directors and Executive Officers:

David Raine, 32, is the Founder and has been a Director of the Company since its inception in 1996. Mr. Raine brings to the job in-depth knowledge of the burgeoning information retrieval industry. His background includes law enforcement experience in the Marine Corps, computer programming and database expertise, e-commerce, private investigation, and nine years of experience utilizing information retrieval technology. He also has over ten years of management experience as an entrepreneur and business operator. David is an individual of vision and drive and impressive skills as a spokesperson. He has appeared on several talk and news shows, including Burden of Proof on CNN and Freedom Speaks on PBS, and has conducted numerous seminars and workshops, educational speeches, and media interviews. Mr. Raine provides a solid foundation for business development and execution, including employee management, training and staffing, service development and marketing and advertising applications. He holds a BS degree from California State University, Chico, and holds an MBA from the University of Phoenix.

Lawrence K. Kimball, 47, has been the Chief Executive Officer and President and a Director since April 2001. Mr. Kimball was previously General Partner and Investment Manager for a private equity partnership specializing in seed and early-stage investments in technology companies. His duties included generating deal flow, reviewing business plans, conducting due diligence, and making investment decisions. In 1999, Mr. Kimball was CFO/COO of 1st Net Technologies, Inc. From 1997 to 1999, Larry was a management consultant to start-up, emerging growth, and turnaround companies.

His business experience includes being an active Board member for emerging growth companies and serving as CEO, COO, CFO for various companies including Lanai Company, Inc., previously a subsidiary of Castle & Cooke, Inc. As COO/CFO of Lanai Company, Inc. from 1994 to 1997, Larry was actively involved in all aspects of the diversified operations of this company that had 1,000 employees and $325 million in assets. Mr. Kimball holds a BA-Accounting from Wichita State University and an MBA from Chaminade University.

Ted Osborne, 57, has been the Chief Financial Officer,
Secretary and a Director of the Company since July, 1996.  Mr.
Osborne is responsible for the Company's financials, accounting, growth, and operations development. He has a Bachelor of Arts degree in Business Administration from Babson College and a Bachelor of Arts in Accounting from San Diego State University.
He served in the U.S. Navy as an Executive Officer and Navigator.
After leaving the service, he became a Certified Public
Accountant while working for Arthur Young & Company, now Earnst & Young, one of the world's largest public accounting firms. Ted plays an essential role in InfoSPI's operations and growth, with over 20 years of combined experience as controller and CFO of high income service, retail, and manufacturing companies, including Sunrise
Medical, Hoist Fitness Systems, and Ametek, Inc., a fully reporting publicly traded company. In addition, Ted contributes a vast amount of his business analysis and human resource skills to the daily operations of InfoSPI.

Don Zillioux, Ph.D. has been a Director since April 2001.  Mr.
Zillioux is Co-Chairman of Strategic Development Worldwide, LLC.
("SDW"), an organization formed in 1978 to assist clients in achieving organization excellence measured through productivity, quality, profit, and long-term growth. In the past decade, several hundred thousand board chairmen, presidents, government leaders, managers, and administrators worldwide have taken part in public and private effectiveness activities with SDW.

(b) There are no significant employees who are not described as executives above, and there are no family relationships among directors, executive officers or any nominees to these positions.

     During the past five years, no present or former director, executive officer or person nominated to become a director or an executive officer of the Company:

          (1) was a general partner or executive officer of any business against which any bankruptcy petition was filed, either at the time of the bankruptcy or two years prior to that time;

          (2) was convicted in a criminal proceeding or named subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

          (3) was subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

          (4) was found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

     ITEM 6.   EXECUTIVE COMPENSATION.

       format change
                                       SUMMARY COMPENSATION TABLE

                           Annual compensation
Long term compensation

Awards              Payouts
Name and        Year   Salary($)    Bonus($)  Other     Restricted    Securities     LTIP      All
Principal                                     annual    stock awards  underlying     payouts other
position                                      compensation            options/SARs   ($)    compen-
                                              (Medical)               (#)                   sation ($)
-----------------------------------------------------------------------------------------------------

David Raine     2001    90,000      30,000    3,600       0           0              0         6,000
(Founder,       2000    85,000      0         3,600       137,500     0              0         8,400
Director)(1)    1999    0           0         0           0           0              0         0

Edson Osborne   2001    90,000      30,000    3,600       0           0              0         6,000
(CFO, Secretary 2000    85,000      0         3,600       137,500     0              0         8,400
& Director)(2)  1999    0           0         0           0           0              0         0

Lawrence Kimball2001    90,000      30,000    3,600       500,000     0              0         6,000
(CEO, President 2000    0           0         0           0           0              0         0
& Director)(3)  1999    0           0         0           0           0              0         0

    (1)  David Raine - Medical coverage is calculated at $300 per
month which is the     maximum allowed per month under the agreement (Article I,
Section 1.3(b)).  The compensation under the "All other compensation" category is the annual total payment made to the employee for a car allowance of $700 per month (Article I, Section 1.4(b)).

    (2) Ted Osborne - Medical coverage is calculated at $300 per month which is the maximum allowed per month under the agreement (Article I, Section 1.3(b)). The compensation under the "All other compensation" category is the annual total payment made to the employee for a car allowance of $700 per month (Article I, Section 1.4(b)).

    (3) Lawrence K. Kimball- Employment agreement states base compensation shall be $120,000 per year and $30,000 will be deferred until the Company raises $2.0 million in capital or generates sufficient operating profits.
Employee will purchase 500,000 shares at $0.01 per share and Company has the right to repurchase all of the shares if employment is terminated "For
Cause" at any time during the term of employment and the Company may repurchase unvested shares at fair market value as determined by the Board of Directors but not less than $0.50 per share pursuant to a vesting schedule (Schedule 2, 1.4).
Medical coverage is calculated at $300 per month which is the maximum allowed per month under the agreement (Schedule 2, Section 2.1). The compensation under the "Other Benefits" category is the annual total payment made to the employee for a car allowance of $700 per month (Schedule 2, Section 2.2).


(format change)

   There are no employment contracts, compensatory plans or arrangements, including payments to be received from the Company, with respect to any director or executive officer of the Company which would in any way result in payments to any such person because of his or her resignation, retirement or other termination of employment with the Company or its subsidiaries, any change in control of the Company, or a change in the person's responsibilities following a change in control of the Company, with the exception of the employment contract with Lawrence Kimball. Kimball's employment contract contains a three-month severance payment for termination without cause, vesting of all shares if there is a change of control, and the Company retains the right to repurchase some shares pursuant to a vesting schedule over four years at their then fair market value in the event of termination.

   The existing directors of the Company currently serve on a non-compensated basis, and there are no standard arrangements pursuant to which the Company's directors are compensated for any services provided as a director.
   No additional amounts are payable to the Company's directors for committee participation or special assignments.


        ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED
   TRANSACTIONS.

   None.


        ITEM 8.   DESCRIPTION OF SECURITIES.

   There are authorized Twenty million (20,000,000) shares of capital stock of the Company, divided into two separate classes and consisting of Common Stock
   (17,000,000) and Preferred Stock (3,000,000).

   Common Stock:

   There are seventeen million (17,000,000) shares of the Company's Common Stock authorized, at $0.001 par value per share, with each share having equal and identical rights to every other share of Common Stock for purposes of dividends, liquidation preferences, voting rights and any other attributes of the Company's Common Stock. No voting trusts or any other arrangement for preferential voting exist among any of the shareholders, and there are no restrictions in the Bylaws or Articles of Incorporation precluding issuance of further Common Stock or requiring any liquidation preferences, voting rights or dividend priorities with respect to this class of stock. As of December 31, 2000 (pre-reverse), there were 36,683,469 shares of Common Stock and 1,386,326 (pre-reverse) warrants to purchase common stock issued and outstanding.

   Each share of Common Stock entitles the holder thereof to one vote, either in person or by proxy, at a meeting of shareholders. The holders are not entitled to vote their shares cumulatively. Accordingly, the holders of more than 50% of the issued and outstanding shares of Common Stock can elect all of the directors of the Company.

   All shares of Common Stock are entitled to participate ratably in dividends when and as declared by the Company's Board of Directors out of the funds legally available therefore. Any such dividends may be paid in cash, property or additional shares of Common Stock. The Company has not paid any dividends since its inception and presently anticipates that no dividends will be declared in the foreseeable future. Any future dividends will be subject to the discretion of the Company's Board of Directors and will depend upon, among other things, future earnings, the operating and financial condition of the Company, its capital requirements, general business conditions and other pertinent facts. Therefore, there can be no assurance that any dividends on the Common Stock will be paid in the future.

   Holders of Common Stock have no preemptive rights or other subscription rights, conversion rights, redemption or sinking fund provisions. In the event of the dissolution, whether voluntary or involuntary, of the Company, each share of Common Stock is entitled to share ratably in any assets available for distribution to holders of the Common Stock equity securities of the Company after satisfaction of all liabilities.

   Preferred Stock:

   There are three million (3,000,000) shares of the Company's Preferred Stock authorized, at $0.001 par value per share, each share being issuable in such series or classes and with any and all rights and restrictions (including designations, preferences, dividend, conversion, cumulative, relative, participating, optional or other rights, including voting rights, qualifications and/or limitations) as the Company's Board of Directors may from time to time designate, provided that such right or restriction shall be permitted by the laws of the State of California. At December 31, 2000, there were 300,000 (pre-revers) Preferred shares issued and outstanding.



                                  PART II

        ITEM 1.     MARKET PRICE OF AND DIVIDENDS ON THE
                    REGISTRANT'S COMMON EQUITY AND OTHER
                    SHAREHOLDER MATTERS.


   A.  Market Information

   The Common Stock of the Company is currently not traded on any formal or national securities exchange. There is no trading market for the Company's Common Stock at present and there has been no trading market to date. At this time, management has not undertaken any discussions, preliminary or otherwise, with any prospective market maker concerning the participation of such market maker in the aftermarket for the Company's securities. However, the Company may initiate such discussions in the future following receipt of an effective date for this Registration Statement, at which time the Company expects its securities to trade on the NASD Over-The-Counter Bulletin Board ("OTC BB").

         (i) As of December 31, 2000, there were
   approximately 1,241,226 outstanding warrants (pre-reverse) to purchase, or securities convertible into, the Company's Common Stock.

        (ii) As of April 30, 2001, there are currently approximately 2,839,066 shares of common stock subject to compliance with rule 144 that could trade, of which 2,188,505 are held by affiliates and therefore limited in their sales rights, even under Rule 144, and 5,954,890 shares of common stock of the Company which do not currently comply with the restrictions of the rule but could be sold under Rule 144 under the Securities Act of 1933 as amended in the future, and no shares that the registrant has agreed to register for sale by security holders.

        (iii) There is currently no common equity that is being or is proposed to be publicly offered by the registrant.

   B.  Holders

   As of December 31, 2000, the Company had approximately 420 shareholders of record.

        Applicability of Low-Priced Stock Risk Disclosure
   Requirements.

   The securities of the Company will be considered low-priced or designated" securities under rules promulgated under the Exchange Act. Penny Stock Regulation Broker-dealer practices in connection with transactions in "Penny Stocks" are regulated by certain rules adopted by the Securities and Exchange Commission. Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risk associated with the penny stock market. The broker-dealer must also provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules generally require that prior to a transaction in a penny stock, the broker-dealer must make a written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules.

   C.  Dividend Policy

   The Company has not paid any dividends to date. In addition, it does not anticipate paying dividends in the immediate foreseeable future. The Board of Directors of the Company will review its dividend policy from time to time to determine the desirability and feasibility of paying dividends after giving consideration to the Company's earnings, financial condition, capital requirements and such other factors as the board may deem relevant.

   D.  Reports to Shareholders

   We intend to furnish our shareholders with annual reports containing audited financial statements and such other periodic reports as the Company may determine to be appropriate or as may be required by law. Upon the effectiveness of this Registration Statement, the Company will be required to comply with periodic reporting, proxy solicitation and certain other requirements by the Securities Exchange Act of 1934.

   E.  Transfer Agent and Registrar

   The transfer agent for the Company's shares of common voting stock is Transfer Online, Inc., 227 Pine
   Street, Suite 300, Portland, Oregon 97204
   (www.transferonline.com).


        ITEM 2.     LEGAL PROCEEDINGS.

Pursuant to RCW 21.20,430(4)(b) of the Washington State
Securities Act, the Company is presently in the process of conducting a rescission offer for securities purchased by two Washington residents in 1999. The Company is offering to rescind the sale of up to 150,000 shares and 150,000 warrants sold to two accredited investors in the State of Washington. The Company's maximum exposure under the rescission offer is $90,000; however, we believe that neither of the two investors will opt to rescind their investment. We expect the rescission offer to be concluded by the second quarter of 2001.

Notwithstanding the foregoing, to the best of our knowledge, neither the Company nor any of its officers or directors is a party to any material legal proceeding or litigation and such persons know of no other material legal proceeding or litigation contemplated or threatened. There are no judgments against the Company or its officers or directors. None of the officers or directors have been convicted of a felony or misdemeanor relating to securities or performance in corporate office.

       The Company is currently subject to an administrative action involving sale of securities in one State. Management is in the process of rescinding the offer in that State. Management believes the actions currently in progress will resolve the State administrative action. As of the date of this report, the Company has determined the possible effect of the rescission to be $90,000 and has recorded that amount as refundable common stock plus accrued interest thereon of $11,500 on the balance sheet at December 31, 2000. The Company could be the subject of future administrative actions involving the sale of securities in other States. As of the date of this report, none have been filed.


ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
         ACCOUNTING AND FINANCIAL DISCLOSURE.

     None.


ITEM 4.   RECENT SALES OF UNREGISTERED SECURITIES.

On April 25, 2000, the Company issued a Private Placement Memorandum offering up to 2,000,000 shares of the Company's Common Stock. The offering was conducted under Rule 506 of Regulation D of the Securities Act of 1933. As a result of the offering, the Company raised $557,180 (net of costs) by selling 1,505,725 shares. Also, under Rule 506, the Company converted $38,000 of previously issued convertible promissory notes to 100,000 shares of common stock, eliminating that indebtedness. The Company also issued, under Section 4(2), 2,202,601 shares of its common stock in satisfaction of $814,962 in consultancy services provided.

         In 2000, the Company issued 22,363,708 shares to its employees, primarily management, in payment of $1,390,756 past-due compensation and $6,883,816 in deferred compensation, of which $1,633,995 (1999 deferred compensation) was earned during 2000. The Company also issued to consultants 2,202,601 shares in payment of $814,962 worth of services. These shares were issued under the
Section 4(2) exemption.

         The Company issued 30,100 warrants during 2000, at an exercise price of between $.001 and $0.30 per share, to consultants. The fair market value of the warrants, aggregating $8,813, using the Black-Scholes pricing model, was $8,813, and was charged to consultants and contractors expenses at the grant date. These securities were issued under the Section 4(2) exemption.

         The Company accepted $151,249 in payment of exercise prices for 777,937 shares of its common stock. These warrants had previously been issued, during 1997 and 1998, under Rules 504 and 506, to investors in "unit" offerings.

         In 1999, the Company issued a Private Placement Memorandum offering up to 555,555 Units at $2.25 per Unit. Each Unit consisted of one share of Common Stock at $2.00 and one warrant at $.25, with the warrants exercisable at $3.00 per share and within three years. The offering was conducted under Rule 506 of Regulation D of the Securities Act of 1933. As a result of the offering, the Company raised $216,241 by selling 139,558 Units.

         The Company issued 65,000 warrants, at an exercise price of $0.30 per share, as consideration for raising equity in 1999. The fair market value of the warrants, aggregating $31,200, was estimated on the grant date using the Black-Scholes option pricing model, and was charged as a direct offering expense, to equity in 1999. The Company also issued 50,000 warrants during 1999, at an exercise price of $.001 per share to a consultant. The fair market value of the warrants, aggregating $37,500, was estimated on the grant date using the Black-Scholes option pricing model, and was charged to selling, general and administrative expenses at the grant date. These securities were issued under the Section 4(2) exemption.

         In 1999, the Company also issued 4,358,924 shares of its restricted common stock to employees, in lieu of salaries, resulting in $3,264,834 of additional paid-in capital and $1,633,995 in deferred compensation, and 402,833 shares in payment of $302,163 worth of services to consultants. These shares were issued under the Section 4(2) exemption.

     On December 11, 1998, the Company issued a Private Placement Memorandum offering up to 800,000 Units at $.60 per Unit. Each Unit consisted of one share of Common Stock at $.45 and one warrant at $.15, with the warrants exercisable at $.30 per share and within three years. The offering was conducted under Rule 504 of Regulation D of the Securities Act of 1933. As a result of the offering, the Company netted $912,850 by selling 1,582,604 Units (which included one share and one warrant).

     During the years ended December 31, 2000 and 1999, various loans aggregating $50,000 and $24,500, respectively, were converted into 100,000 and 69,524 common shares, respectively. This resulted in the extinguishment of debt in the amount of $12,000 for 2000 and a loss on extinguishment of debt in the amount of $22,018 for the year ended 1999. These share were issued under the Section 4(2) exemption.

     The proceeds from the above transactions were generally used for marketing and corporate growth, internet and software development, working capital and offering expenses.

     During 1998 and 2000, no compensation or commission was paid to any person in connection with the issuance of the shares and/or warrants, and no underwriter, broker or dealer participated in such a sale. Each issuee in the transactions described above made a written representation to the Company that he was acquiring the Company's stock for investment purposes and not with a view to the resale or redistribution thereof. Each stock certificate issued contains a restrictive legend. Each of the above transactions was deemed by the Company to be exempt from registration under Section 4(2) of the Securities Act of 1933, and Rules 504 or 506 as a transaction not involving any public offering.

         As of December 31, 2000, the company has 1,241,226 warrants (pre-reverse) outstanding in connection with past private placement offerings.

         In a subsequent transaction, during 2001, the Company issued 2,000,000 shares, at a purchase price of $0.14 per share for a total raise of $275,000. These shares were purchased by two entities under Rule 506, during February and March, 2001.

         Also subsequent to December 31, 2000, the Company issued approximately 460,000 common shares for compensation and consulting services. The shares were valued at their fair market value for financial reporting purposes based on concurrent cash offering prices at the date of issuance. In February, 2001, a total of 3,150,000 non-vested employee owned common shares were retired upon the respective employee's separation of service from the Company.

As of the date of this report, all of the issued and outstanding shares of the Company's Common Stock could potentially be eligible for sale under Rule 144 promulgated under the Securities Act of 1933, as amended, subject to certain limitations included in the Rule, such as those limiting sales by affiliates and recent issuees holding less than two years:

In summary, Rule 144 applies to affiliates (that is, control persons) and non-affiliates when they resell restricted securities (those purchased from the issuer or an affiliate of the issuer in non-public transactions). Non-affiliates reselling restricted securities, as well as affiliates selling restricted or non-restricted securities, are not considered to be engaged in a distribution and, therefore, are not deemed to be underwriters as defined in Section 2(a)(11), if six conditions are met:

(1) Current public information must be available about the issuer unless sales are limited to those made by non-affiliates after two years.

(2) When restricted securities are sold, generally there must be a one-year holding period.

(3) When either restricted or non-restricted securities are sold by an affiliate after one year, there are limitations on the amount of securities that may be sold (144(e)); when restricted securities are sold by non-affiliates between the first and second years, there are identical limitations; after two years, there are no volume limitations for resale by non-affiliates (144(k)).

(4) Except for sales of restricted securities made by non-affiliates after two years, all sales must be made in brokers' transactions as defined in Section 4(4) of the Securities Act of 1933, as amended, or a transaction directly with a "market maker" as that term is defined in Section 3(a)(38) of the 1934 Act.

(5) Except for sales of restricted securities made by non-affiliates after two years, a notice of proposed sale must be filed for all sales in excess of 500 shares or with an aggregate sales price in excess of $10,000.

(6) There must be a bona fide intention to sell within a reasonable time after the filing of the notice referred to in (5) above.


        ITEM 5.     INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The Company's Articles of Incorporation limit, to the maximum extent permitted by the California General Corporation Law, the personal liability of directors and officers for monetary damages for breach of their fiduciary duties as directors and officers (other than liabilities arising from acts or omissions that involve intentional misconduct, fraud or knowing violations of law or the payment of distributions in violation of California General Corporation Law). The Articles of Incorporation provide further that the Company shall indemnify, to the fullest extent permitted by California General Corporation Law, any person made a party to an action or proceeding by reason of the fact that such person was a director or officer.

The indemnification provisions in the Company's Articles of Incorporation may permit indemnification for liabilities arising under the Securities Act of 1933, as amended (The "Securities Act"). Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions or otherwise, the Company has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.









                           PART F/S FINANCIAL

                     INFOSPI.COM, INC.
                    FINANCIAL STATEMENTS
              AS OF DECEMBER 31, 2000 AND 1999


                          CONTENTS


  PAGE    1       INDEPENDENT AUDITORS' REPORT

  PAGE    2       BALANCE SHEETS AS OF DECEMBER 31, 2000 AND
  1999

  PAGE    3       STATEMENTS OF OPERATIONS FOR THE YEARS ENDED
                    DECEMBER 31, 2000 AND 1999

  PAGE    4 - 5   STATEMENTS OF CHANGES IN STOCKHOLDERS'
                  DEFICIENCY FOR THE YEARS ENDED DECEMBER 31,
                  2000 AND 1999

  PAGE    6       STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED
                  DECEMBER 31, 2000 AND 1999


  PAGES   7 - 17  NOTES TO FINANCIAL STATEMENTS AS OF DECEMBER
                  31, 2000 AND 1999

                INDEPENDENT AUDITORS' REPORT


  To the Board of Directors of:
  InfoSPI.com, Inc.


  We have audited the accompanying balance sheets of InfoSPI.com, Inc. as of December 31, 2000 and 1999 and the related statements of operations, changes in stockholders' deficiency and cash flows for the years ended December 31, 2000 and 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of InfoSPI.com, Inc. as of December 31, 2000 and 1999 and the results of its operations and its cash flows for the years ended December 31, 2000 and 1999 in conformity with accounting principles generally accepted in the United States of America.

  The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 9 to the financial statements, the Company has recurring losses from operations, a current net loss of $5,325,335, a working capital deficiency of $702,324 and a stockholders' deficiency of $727,243. These matters raise substantial doubt about the Company's ability to continue as a going concern. Management's Plan in regards to these matters is also described in Note 9. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


  WEINBERG & COMPANY, P.A.


  Boca Raton, Florida
  February 16, 2001

                                     INFOSPI.COM, INC.

                                       BALANCE SHEET
                             AS OF DECEMBER 21, 2000 AND 1999


  ASSETS
                                                     2000         1999

                                                  -------     --------
Current assets

Cash                                             $61,145     $101,508

Accounts receivable, net                          97,525       35,621

Advances receivable                                1,036            -

Prepaid expenses                                     828       11,295

                                                --------       ------

Total Current Assets                              160,534      148,424

                                                 --------      -------


PROPERTY AND EQUIPMENT - NET                       74,638       57,074

                                                 --------      -------
OTHER ASSETS

  Security deposits                                 9,500            -

                                                  -------      -------

TOTAL ASSETS                                     $244,672     $205,498

                                                =========     ========



LIABILITIES AND STOCKHOLDERS' DEFICIENCY


CURRENT LIABILITIES


 Accounts payable and other accrued expenses     $178,493     $100,601

Accrued payroll                                   281,498       41,222

Accrued payroll taxes                              337,87       94,959

Accrued interest                                   17,939        8,659

Capital lease obligation - current portion          4,955          862

Notes and loans payable                            42,094       41,044

                                                ---------     --------
  Total Current Liabilities                       862,858      197,347


LONG-TERM LIABILITIES


 Capital lease obligation - long-term              19,057        3,139

                                                 --------      -------

TOTAL LIABILITIES                                 881,915      200,486

                                                 --------      -------
  COMMITMENTS AND CONTINGENCIES                         -            -


  REFUNDABLE COMMON STOCK


 Common stock - refundable 150,000 shares
    issued and outstanding                            150          150

Additional paid-in capital-
    refundable 150,000 shares                      89,850       89,850

                                                   ------       ------
    Total Refundable Common Stock                  90,000       90,000


  STOCKHOLDERS' EQUITY (DEFICIENCY)


  Preferred stock, $0.001 par value,
  2,000,000 shares authorized,
  300,000 and 0 issued and outstanding,
  respectively                                        300            -


  Common stock, $0.001 par value,
  48,000,000 shares authorized,
  36,683,469 and 9,763,998 shares
  issued and outstanding, respectively             36,683        9,764


  Additional paid-in capital                   15,588,796    5,683,114

  Accumulated deficit                          (9,469,206)
(4,143,871)

  Deferred compensation                        (6,883,816)
(1,633,995)
                                               ----------- -----------


Total Stockholders' Deficiency                   (727,243)
(84,988)
                                               -----------
-----------

  TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIENCY $244,672     $205,498

                                               ==========  ===========



                                     INFOSPI.COM, INC.
                                  STATEMENT of OPERATIONS
                      FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999

                                                2000           1999





  REVENUES                                 $    913,425       $197,676


  COST OF GOODS SOLD                            228,911         62,515


  GROSS PROFIT                                  684,514        135,161

  OPERATING EXPENSES

   Selling and marketing                         27,000         53,686

   Outside consultants and contractors           13,712        233,448

   Non-cash compensation to employees
   and consultants                            3,825,651      2,019,981

   Employee compensation                      1,414,063        550,242

   Other general and administrative             728,833        644,046

                                             ----------     ----------
     Total Operating Expense                  6,009,259      3,501,403

                                             ----------     ----------

  LOSS FROM OPERATIONS                       (5,324,745)   (3,366,242)
                                             ----------     ----------


 OTHER INCOME (EXPENSE)

   Interest income                                    -          2,188

   Interest expense                             (11,790)        (7,601)

   Loss on disposal of fixed assets                   -         (5,471)
                                              ----------     ----------
     Total Other Expense                        (11,790)       (10,884)

                                              ----------     ----------


 LOSS BEFORE INCOME TAXES                    (5,336,535)    (3,377,126)


 FEDERAL AND STATE INCOME TAXES                     800            800
                                              ----------    -----------

 LOSS BEFORE EXTRAORDINARY ITEM              (5,337,335)    (3,377,926)


 EXTRAORDINARY ITEM

   Gain/(loss) on extinguishment of debt         12,000        (22,018)

                                             ----------    -----------


  NET LOSS                                  $(5,325,335)    (3,399,944)

                                           =============   ===========



  NET LOSS PER COMMON SHARE AND EQUIVALENTS
   BASIC AND DILUTED                            $(0.24)        $(0.60)

                                          =============    ===========



  WEIGHTED AVERAGE SHARES OUTSTANDING DURING
   THE PERIOD BASIC AND DILUTED             21,853,048       5,666,982

                                          =============    ===========


        format change
                           STATEMENT IN CHANGES OF STOCKHOLDERS'
DEFICIENCY
                           FOR THE YEARS ENDED DECEMBER 31, 2000 AND
1999


                                                         ADDITIONAL
                     PREFERRED STOCK      COMMON STOCK    PAID-IN    ACCUMULATED    DEFERRED
                    STOCK      AMOUNT   STOCK   AMOUNT    CAPITAL     DEFICIT     COMPENSATION    TOTAL
                    ---------------- -------------------- -------- ------------     -------      ------
Balance, December   7,500     $ 8    2,055,494   $2,055   $649,890   $(743,927)    $(45,120) $(137,094)
31, 1998

Conversion of pre-
ferred stock to
common stock       (7,500)     (8)       7,500        8           -          -             -         -

Issuance of common
stock to consul-
tants for services      -       -      402,833      403     301,760          -             -   302,163

Issuance of common
stock for cash, net
of offering costs       -       -    2,877,173    2,877   1,382,674          -             - 1,385,551

Exchange of conver-
tible notes payable
for common stock        -       -       62,024       62      46,456          -             -    46,518

Deferred compensation
earned in 1999          -       -            -        -           -          -        45,120    45,120

Issuance of common
stock to employees
for services            -       -    4,358,924    4,359   3,264,834          -    (1,633,995)1,635,198

Issuance of warrants
for services            -       -            -        -      37,500          -             -    37,500

Net loss, December
31, 1999                -       -            -        -           - (3,399,944)            -(3,399,944)

                     ----------------------------------------------------------------------------------
Balance, December
31, 1999                -       -    9,763,998    9,764   5,683,114$(4,143,871)   (1,633,995)  (84,988)

Issuance of pre-
ferred stock      300,000     300            -        -     110,700          -             -   111,000

Issuance of common
stock to consultants
for services            -       -   2,202,601     2,203     812,759          -             -    814,962

Issuance of common
stock for cash, net
of offering costs       -       -   1,505,725     1,505     555,675          -             -    557,180


Exchange of converti-
ble notes payable
for common stock        -       -     100,000       100      37,900          -             -    38,000

Deferred compensation
earned in 2000          -       -           -         -           -          -     1,633,995 1,633,995

Issuance of common
stock to employees
for services            -       -22,363,708      22,364   8,252,208          -  (6,883,816)  1,390,756

Rescinded shares
issued to employees
in 1999                 -       -   (30,500)        (31)    (22,844)         -           -     (22,875)

Conversion of warrants
for common stock        -       -   777,937         778      150,471         -           -     151,249

Issuance of warrants
for services            -       -         -           -        8,813         -           -       8,813

Net loss, December
31, 2000                -       -         -           -            -(5,325,335)          -  (5,325,335)

                    -----------------------------------------------------------------------------------
BALANCE, DECEMBER
31, 2000          300,000     30036,683,469      36,683   15,588,796(9,469,206) (6,883,816)  (727,243)



       (format change)       INFOSPI.COM, INC.
                         STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999

                                                      2000       1999
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss                                       $(5,325,335)  (3,399,944)
  Adjustments to reconcile net loss to
   net cash used in operating activities:
    Depreciation and Amortization                     32,793       18,181
   (Gain) loss on exchange of debt                   (12,000)      22,018
   Loss on disposal of fixed assets                        -        5,471
   Provision for doubtful accounts                    25,710            -
   Stock issued for services and compensation      3,816,838    1,982,481
   Warrants issued for services                        8,813       37,500
   (Increase) in accounts receivable                 (87,614)     (22,454)
   (Increase) in advances receivable                  (1,036)           -
   (Decrease) in prepaid expenses                     10,467      (11,084)
   Increase in security deposits                      (9,500)           -
   Increase in accounts payable                       77,892       34,542
   Increase in accrued payroll                       240,276       20,469
   Increase in accrued payroll taxes                 332,920        2,341
   Increase in accrued interest                        9,280        5,971
                                                 -----------    ----------

    Net Cash Used In Operating Activities           (880,496)  (1,304,508)
                                                 -----------  -----------

CASH FLOWS FROM INVESTING ACTIVITIES:
    Purchases of property and equipment              (29,431)     (51,999)
                                                 -----------    ----------

    Net Cash Used in Investing Activities            (29,431)     (51,999)
                                                 -----------    ----------

CASH FLOWS FROM FINANCING ACTIVITIES:
    Payments on capital leases                          (915)      (6,266)
    Payments on notes payable                        (17,450)     (16,059)
    Proceeds from notes payable                       68,500            -
    Proceeds from issuance of refundable common stock      -       90,000
    Proceeds from issuance of common stock           557,180    1,385,551
    Proceeds from conversion of warrants to
          common stock                               151,249            -
    Proceeds from issuance of preferred stock        111,000            -
                                                  -----------   ---------
     Net Cash Provided By Financing Activities       869,564    1,453,226
                                                 -----------  -----------

NET INCREASE (DECREASE) IN CASH                      (40,363)      96,719


CASH, BEGINNING OF YEAR                              101,508        4,789
                                                  ----------   ----------
CASH, END OF YEAR                                  $  61,145     $101,508
                                                  ==========   ==========

SUPPLEMENTAL DISCLOSURE OF NON - CASH INVESTING AND FINANCING ACTIVITIES:

Acquired equipment under capital lease             $  20,926     $      -
                                                  ==========   ==========

Exchanged notes payable for common stock           $  38,000     $ 46,518
                                                  ==========   ==========


     NOTE  1  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND
    ORGANIZATION

        (A)  Organization

     InfoSPI.com, Inc. (the "Company") was organized as a California corporation in October 1996 under the name Spy Express, Inc.
     In May 1998, the Company changed its name to InfoSPI.com, Inc. Over the past four years, InfoSPI.com has developed the proprietary arrinSystem, an in-house software system relating to information retrieval in the research industry. The 1999 introduction of the state-of-the-art arrinClient software, including its internet interface, allows clients direct access to the arrinSystem via desktop computer.

     (B)  Use of Estimates

     In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reported period. Actual results could differ from those estimates.

     (C)  Cash and Cash Equivalents

     For purposes of the cash flow statements, the Company considers all highly liquid investments with original maturates of three months or less at the time of purchase to be cash equivalents.

     (D)  Property and Equipment

     Property and equipment are stated at cost, less accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful life of the assets from three to seven years.

     (E)  Stock Options and Warrants

     In accordance with Statement of Financial Accounting Standards No. 123, ("SFAS 123") the Company has elected to account for Stock Options and Warrants issued to employees under Accounting Principles Board Opinion No. 25 ("APB Opinion No. 25") and related interpretations. The Company accounts for stock options and warrants issued to non-employees for services under the fair value method of SFAS 123.


     (F)  Revenue Recognition

     The Company recognizes revenue at the time completed research results are sent to the client.

     (G)  Income Taxes

     The Company accounts for income taxes under the Financial Accounting Standards Board Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" ("Statement 109"). Under Statement 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Statement 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

     (H)  Advertising Costs

     In accordance with the Accounting Standards Executive Committee Statement of Position 93-7 ("SOP 93-7"), costs incurred for producing and communicating advertising of the Company are charged to operations.

     (I)  Loss per Share

     Basic net loss per common share is computed based on the weighted average common shares outstanding during the year as defined by Statement of Financial Accounting Standards, No. 128, "Earnings Per Share" ("SFAS 128"). Diluted net loss per common share is computed based on the weighted average common shares and common stock equivalents outstanding during the year as defined by SFAS 128.

     Common stock equivalents have not been included in the computation of diluted loss per share for 2000 and 1999 since the effect would be anti-dilutive.

     (J)  Segment Information

     The Company follows Statement of Financial Accounting Standards No. 131 "Disclosures About Segments of an Enterprise and
     Related Information". During 2000 and 1999, the Company operated in one segment and therefore segment information is not presented.

     (K)  Reclassifications

     Certain reclassifications have been made to the 1999 financial statement presentation to correspond to the current year's format. Total equity and net income are unchanged due to these reclassifications.

     NOTE  2     ACCOUNTS RECEIVABLE

        Accounts receivable at December 31 consist of the following:

                                               2000        1999

          Accounts receivable                  $126,901    39,286
          Less allowance for doubtful accounts  (29,376)   (3,665)

                                                -------    ------
                                               $ 97,525  $ 35,621
                                               ========  =========

     For the years ended December 31, 2000 and 1999, the Company recorded a provision for doubtful accounts of $66,803 and $0, respectively, in its statement of operations.

NOTE  3     PROPERTY AND EQUIPMENT

     Property and equipment at December 31 consist of the following:

                                                   2000        1999

          Computers                             $ 81,451     $ 62,532

          Furniture                               14,952        9,232
          Office equipment                        34,768        9,050
          Leasehold improvement                    3,552        3,552

           Less accumulated depreciation         (60,085)     (27,292)
                                                ---------    ---------
                                                $ 74,638     $ 57,074
                                                =========    =========

      Depreciation expense for the years ended December 31, 2000 and 1999 was $32,793 and $18,181, respectively.

NOTE  4     NOTES AND LOANS PAYABLE

     The following schedule reflects notes and loans payable at December 31:


                                                 2000        1999

     Note payable to an individual,
      8% interest, due on demand,
      unsecured                               $ 13,000       $ 13,000

     Note payable to an individual,
      8% interest, due on demand,
      unsecured                                 13,000         13,000

     Loan payable to an individual,
      non-interest bearing, due on
      demand, unsecured                         14,044         15,044

     Note payable to an individual,
      non-interest bearing, due on
      demand, unsecured                          2,050              -

                                               -------        -------
     Total - all current                      $ 42,094       $ 41,044
                                             ==========     =========

NOTE 5 ACCRUED PAYROLL TAXES

     At December 31, 2000 the Company owed $337,879 in federal and state payroll taxes, penalties and interest for the year ended December 31, 2000.

NOTE  6         COMMITMENTS AND CONTINGENCIES

     (A)  Operating Leases

     The Company leases corporate office space under an operating lease that is scheduled to expire in 2005.

     Future minimum lease payments under operating leases are approximately as follows at December 31, 2000:

                        2001                         $   110,724
                        2002                             110,724
                        2003                             110,724
                        2004                             110,724
                        2005                              64,589
                                                     -----------
                                                     $   507,485
                                                     ===========

     Rent expense under the operating lease for the years ended
     December 31, 2000 and 1999 was $85,912 and $38,855,
     respectively.


     (B)  Capital Lease Agreements

     Capital leases are summarized as follows at December 31, 2000 and 1999:

                                                  2000           1999
                                                  ----           ----
          Telephone equipment, 15%
           interest per annum, secured
           by telephone equipment              $  20,716       $     -


          Telephone equipment, 21%
           interest per annum, secured
           by telephone equipment                  3,296         4,001
                                                 -------       -------
                                                  24,012         4,001
          Less current portion                     4,955           862
                                                 -------       -------
                                               $  19,057      $  3,139
                                               =========     =========

          Minimum future lease payments under the capital lease as of

      December 31, 2000 are as follows:

                      2001                           $   8,601
                      2002                               7,604
                      2003                               6,791
                      2004                               5,978
                      2005                               4,085
                                                         -----
          Total minimum lease payments                  33,059

          Less: Amount representing interest             9,047
                                                        ------
          Present value of net minimum
           lease payments                             $ 24,012

     The interest rate on the capital leases is shown above and is imputed at the inception of the lease. At lease inception, the present value of the net minimum lease payments did not exceed the fair market value of the leased asset.

     (C)  Litigation, Claims and Assessments

     The Company is currently subject to an administrative action involving sale of securities in one State. Management is in the process of rescinding the offer in that State. Management believes the actions currently in progress will resolve the State administrative action. As of the date of this report, the Company has determined the possible effect of the rescission to be $90,000 and has recorded that amount as refundable common stock plus accrued interest thereon of $11,500 on the balance sheet at December 31, 2000. The Company could be the subject of future administrative actions involving the sale of securities in other States. As of the date of this report, none have been filed.

     (D)  Strategic Partners

     The Company has numerous strategic partner agreements in effect to promote business. Any income derived or expenses incurred from these agreements will be included in the financial statement at the time the transaction is completed.

NOTE  7          STOCKHOLDERS' DEFICIENCY

     (A)  Stock

     The Company authorized 2,000,000 shares of preferred stock at $0.001 par value to be issued in one or more series with such rights, preferences, and restrictions as determined by the Board of Directors at the time of authorization of issuance. A series of preferred stock was designated as Class A convertible preferred stock and consists of 600,000 shares, $0.001 par value. These shares are convertible at the option of the holder or upon a two-thirds vote by the preferred stockholders at a rate of one common share for each share of preferred A outstanding. At December 31, 2000, 300,000 (pre-reverse) shares of preferred stock are outstanding.

     In April 2000, the Company increased its authorized shares of common stock from 26,000,000 to 48,000,000.

     (B)  Common Stock Warrants

     The Company issued 65,000 warrants during 1999, at an exercise price of $0.30 per share as consideration for raising equity. The fair market value of the warrants, aggregating $31,200, was estimated on the grant date using the Black-Scholes option pricing model as required under SFAS 123 with the following weighted average assumptions: expected dividend yield 0%, volatility 0%, risk-free interest rate 5.25%, expected option life 2 years. The value of the warrants is a direct offering expense and accordingly, was charged to equity in 1999.

     The Company issued 50,000 warrants during 1999, at an exercise price of $.001 per share to a consultant. The fair market value of the warrants, aggregating $37,500, was estimated on the grant date using the Black-Scholes option pricing model as required under SFAS 123 with the following weighted average assumptions: expected dividend yield 0%, volatility 0%, risk-free interest rate 5.25%, expected option life 1 year. The $37,500 was charged to 1999 selling, general and administrative expense at the grant date.

     The Company issued 30,100 warrants during 2000, at an exercise price of between $.001 and $0.30 per share to consultants. The fair market value of the warrants, aggregating $8,813, was estimated on the grant date using the Black-Scholes option pricing model as required under SFAS 123 with the following weighted average assumptions: expected dividend yield 0%, volatility 0%, risk-free interest rate between 5.13% and 5.14%, expected lives between three and five years. The $8,813 was charged to 2000 outside consultants and contractors expense at the grant date.

     In addition, as of December 31, 2000, the Company has 1,241,226 warrants outstanding in connection with past private placement offerings.

     (C)  Common Stock Options

     During 2000 the Company granted stock options to certain employees. The Company applies APB Opinion No. 25 and related interpretations in accounting for stock options issued to employees. Accordingly, no compensation cost has been recognized for options issued as of December 31, 2000. Had compensation cost been determined based on the fair market value at the grant date, consistent with SFAS 123, the Company's net loss for the year ended December 31, 2000 would have been increased to the pro-forma amount indicated below.

                                            2000            1999

     Net Loss              As Reported  $ (5,325,335)   $ (3,399,944)
                           Pro Forma      (5,328,310)     (3,604,344)

     Net Loss Per Share    As Reported         (0.24)          (0.60)
                           Pro Forma           (0.24)          (0.64)


     The effect of applying Statement No. 123 is not likely to be representative of the effects on reported net loss for future years due to, among other things, the effects of vesting.

     A summary of the stock options issued under the employment and consulting agreements as of December 31, 2000 and 1999 is presented below:

                                                            Weighted
                                                             Average
                                         Number of          Exercise
                                          Options             Price
                                         ---------          --------

Stock Options
 Balance, December 31, 1998               150,000             $  .25
 Granted                                  395,000                .25
 Exercised                                      -                  -
 Forfeited                                (50,000)                 -
                                          -------               ----
 Balance, December 31, 1999               495,000             $  .25


Granted                                    17,500                .25
Exercised                                 (20,000)               .25
Forfeited                                       -                  -

                                          -------              -----
Balance, December 31, 2000                492,500             $  .25
                                          =======             ======

Weighted average fair value of options
 granted during the period
                                                -             $  .25


     The following table summarizes information about stock options outstanding at December 31, 2000:

           Options Outstanding                   Options Exercisable
 --------------------------------------------------------------------
                        Weighted              Number
Range      Number       Average    Weighted   Exercisable    Weighted
of       Outstanding    Remaining   Average      at          Average
Exercise  at Dec.      Contractual  Exercise   December      Exercise
Price     31, 2000        Life       Price     31, 2000      Price
-------- ----------    ----------- ---------  -----------    ---------
$ 0.25    492,500        2 Years    $ 0.25      492,500       $ 0.25
======    =======       ========    ======     ========      ========

   (D)  Conversion of Notes into Common Stock

     During the years ended December 31, 2000 and 1999, various loans aggregating $50,000 and $24,500 were converted into 100,000 and 69,524 common shares, respectively. These shares were valued at the fair market value on the conversion dates resulting in a gain on extinguishment of debt in the amount of $12,000 for the year ended 2000 and a loss on extinguishment of debt in the amount of $22,018 for the year ended 1999.

     (E)  Issuance of Common Stock for Services

     During the years ended December 31, 2000 and 1999, 2,202,601 and 402,883 common shares, respectively, were issued for services to various service providers. The shares were valued at $814,962 and $302,163, respectively, the fair market value for financial reporting purposes based on concurrent cash offering prices at the date of issuance.

     During the years ended December 31, 2000 and 1999, 22,363,708 and 4,358,924 common shares, respectively, were issued for services to employees. The shares were valued at 8,274,572 and 3,269,193, respectively, the fair value for financial reporting purposes based on concurrent cash offering prices at the date of issuance.


     The Company issued the shares to its employees for services and the value of these shares are being amortized over the service periods which range from twelve to sixty months. The Company charges operations for employee services when the shares have been earned. The values of the unearned services are recorded as deferred compensation and are presented on the balance sheet as a contra equity account. Any shares that have not vested prior to an employee's termination are rescinded by the Company. The 1999 deferred compensation of $1,633,995 was earned by employees during 2000 and therefore charged to employee compensation in that year. The value of the shares issued in 2000 and 1999 that was allocated to deferred compensation was $6,883,816 and $1,633,995, respectively, and is presented on the balance sheet in the equity section.
     During 2000, the Company rescinded 30,500 shares valued at $22,875 from employees since they were not vested prior to termination of employment.

NOTE  8          INCOME TAXES

     Income tax expense (benefit) for the years ended December 31, 2000 and 1999 is summarized as follows:

                                              2000             1999


Current:
 Federal                                     $   -             $  -
 State                                         800              800

 Deferred-Federal and State                      -                -
 Change in Valuation Allowance                   -                -
                                           --------        ---------
Income tax expense (benefit)               $   800           $  800


     The Company's tax expense differs from the "expected" tax expense for the years ended December 31, 2000 and 1999, as follows:

                                             2000             1999

U.S. Federal income tax provision
   (benefit)                          $ (1,794,600)    $ (1,150,000)
Effect of stock issued for services
  and compensation                       1,297,700          674,000

Effect of net operating loss
 carryforward                              496,900          476,000

                                      -------------    -------------

                                      $          -     $          -
                                      =============    =============

     The tax effects of temporary differences that gave rise to significant portions of deferred tax assets and liabilities at December 31 are as follows:

                                              2000             1999

Deferred tax assets:
Stock issued for services and compensation  $ 2,000,600     $ 702,900

Net operating loss carryforward               1,136,200       639,300
                                             ----------     ---------

  Total gross deferred tax assets             3,136,800     1,342,200
Less valuation allowance                      3,136,800     1,342,200
                                             ----------     ---------

Net deferred tax assets                       $   -         $  -
                                             ==========     =========

     At December 31, 2000, the Company had net operating loss carryforwards of approximately $3,341,600, for U.S. federal income tax purposes available to offset future taxable income expiring on various dates beginning in 2012 through 2020.

     The valuation allowance at January 1, 2000 was approximately
     $1,342,200. The net change in the valuation allowance during the year ended December 31, 2000 was an increase of approximately $1,794,600.

  NOTE  9     GOING CONCERN

     As reflected in the accompanying financial statements, the Company has had continuing losses since inception and, at December 31, 2000, has a net loss of $5,325,335, a working capital deficiency of $702,324, and a stockholders' deficiency of $727,243. The ability of the Company to continue as a going concern is dependent on the Company's ability to raise additional capital and implement its business plan. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

     The Company anticipates a continued increase in revenues and intends to continue raising additional capital. Management believes that actions presently taken to improve its future operations and obtain additional funding provide the opportunity for the Company to continue as a going concern.

NOTE  10    SUBSEQUENT EVENT

     In January 2001, a financial consultant will be granted preferred stock in increments of 50,000 shares up to a maximum of 500,000 preferred shares, for consulting services to the Company. These preferred shares can be converted into common shares at a rate of one common share for each share of preferred for a period of five years from the date of issuance.

     In December 2000, the Company entered into a contract with a third party to issue 2,000,000 common shares of stock in exchange for a note in the amount of $1,000,000. The common shares were issued on January 26, 2001 upon receipt of the note which is due and payable by March 31, 2001 or the date the Company becomes a reporting entity. Any balance of the note remaining will be dissolved and the stock will be rescinded on a pro rata basis.

     Subsequent to December 31, 2000, the Company issued approximately 460,000 common shares for compensation and consulting services. The shares were valued at their fair market value for financial reporting purposes based on concurrent cash offering prices at the date of issuance. The value of stock for services will be charged to operations and deferred compensation in 2001.

     In February 2001, approximately 3,150,000 non-vested employee owned common shares were retired upon the respective employee's separation of service from the Company.

                               PART III

         FINANCIAL STATEMENTS AND EXHIBITS.

         (a)  FINANCIAL STATEMENTS

              Interim Statement for September 30, 2000 (unaudited) Audited Financial Statements for December 31, 1999
               and December 31, 1998


         (b)  EXHIBITS

          3.1 Amended and Restated Articles of Incorporation, filed on October 8, 1996

            3.2  Amended and Restated Articles of Incorporation
              filed On April 10, 2001

          3.3  Bylaws of the Company, adopted on October 10, 1996

         10.1  Summary of Office Lease provisions



                           SIGNATURES


       In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant has caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                          INFOSPI.COM, INC.



Date: May 7, 2001                   By:  /s/ David A. Raine
                                       David A. Raine
                                       Chairman of Board


Date: May 7, 2001                   By:  /s/ Ted H. Osborne
                                       Ted H. Osborne
                                       CFO, Secretary, Director


Date: May 7, 2001                   By: /s/ Lawrence Kimball
                                         Lawrence Kimball
                                       CEO, Director

Date: May 7, 2001                   By: /s/ Don Zillioux
                                         Don Zillioux
                                         Director

Exhibit 3.1   Amended and Restated Articles of Incorporation

           AMENDED AND RESTATED ARTICLES OF INCORPORATION

                                 OF

                          INFOSPI.COM INC.


       George Menzies and Edson H. Osborne each certifies that:

       1. They are the president and secretary, respectively, of InfoSPI.com Inc., a California corporation (the "Corporation").

       2. The Articles of Incorporation of the Corporation are amended and restated to read as follows:


                            ARTICLE I.

       The name of the Corporation is InfoSPI.com Inc.


                            ARTICLE II.

       The purpose of this corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code.

                           ARTICLE III.

       The name and address in the State of California of this corporation's agent for service of process is:

                         EDSON H. OSBORNE
                      2265 Camino Vida Roble
                       Carlsbad, CA   92009


                            ARTICLE IV.

       A. This corporation is authorized to issue two classes of shares to be designated, respectively, "Common Stock" and "Preferred Stock." The total number of shares which the Corporation is authorized to issue is Fifty Million (50,000,000) shares, $.001 par value (40,000,000) shares shall be Common Stock and Ten Million (10,000,000) shares shall be Preferred Stock.

       B. The Preferred Stock may be divided into such number of classes or series as the Board of Directors may determine. The Board of Directors is authorized to determine and alter the rights, preferences, privileges and restrictions granted to and imposed upon any wholly unissued series of Preferred Stock, and to fix the number of shares of any series of Preferred Stock and the designation of any such series of Preferred Stock. The Board of Directors, within the limits and restrictions stated in any resolution or resolutions of the Board of Directors originally fixing the number of shares constituting any series, may increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any series subsequent to the issue of shares of that series.


                             ARTICLE V.

The liability of the directors of the corporation for monetary damages shall be eliminated to the fullest extent permissible under California law.


                             ARTICLE VI.

The corporation is authorized to provide indemnification of agents (as defined in Section 317 of the California Corporations Code) for breach of duty to the corporation and shareholders through bylaw provisions or through agreements with the agents, or both, in excess of the indemnification otherwise permitted by Section 317 of the California Corporations Code, subject to the limits on such excess indemnification set forth in Section 204 of the California Corporations Code.


                      *    *    *    *    *


       The foregoing Amended and Restated Articles of Incorporation of this corporation were duly adopted by the Board of Directors of this corporation.

       The foregoing Amended and Restated Articles of Incorporation were duly adopted by the required vote of the shareholders in accordance with Section 902 of the California Corporations Code. The total number of outstanding shares of the Corporation entitled to vote was 23,861,049. The number of shares voting in favor of the Amended and Restated Articles of Incorporation equaled or exceeded the vote required, such required vote being a majority of the outstanding shares (i.e., more than 50%).

       We further declare under penalty of perjury under the laws of the State of California that the matters set forth herein are true and correct to the best of our knowledge.

Dated:   November 13, 2000.

                              /S/ George Menzies
                                -----------------------------------
                                George Menzies, President



                              /s/ Edson Osborne
                                -----------------------------------
                                Edson H. Osborne, Secretary

Exhibit 3.2 Amendment to Articles of Incorporation (April, 2001)

          AMENDED AND RESTATED ARTICLES OF INCORPORATION

                                OF

                         INFOSPI.COM INC.

       The undersigned, being the Chief Financial Officer and Secretary of InfoSPI.com, Inc., a California corporation (the "Corporation"), does hereby certify:

       That the Board of Directors, at a meeting held on April 10, 2001, adopted a resolution to amend the Articles of Incorporation. The amendment set forth below to the Company's Articles of Incorporation was duly adopted in accordance with the provisions of California by unanimous vote of the Board of Directors of the Company and shall be effective upon filing.

                            ARTICLE I.

CORPORATE NAME, "InfoSPI.com Inc.", is hereby amended to be "InfoSPI", an acronym for "Information Source Providers Inc."

Therefore Article I of the Articles in Incorporation of the Corporation is hereby amended to read as follows:

       "The name of the Corporation is InfoSPI."


                           ARTICLE III.

CAPITAL STOCK is hereby amended by the addition of the following provision:

"Recapitalization. Simultaneously with the effective date of this amendment (the "Effective Date"), each share of the Company's Stock, par value $0.001 per share, issued and outstanding immediately prior to the Effective Date (the "Old Stock") shall automatically and without any action on the part of the record holder thereof be reclassified as and changed into one-forth (1/4) of a share (the "New Stock"), subject to the treatment of fractional share interests as described below.
Each record holder of a certificate or certificates which immediately prior to the Effective Date represented outstanding shares of Old Stock (the "Old Certificates," whether one or more) shall be entitled to receive upon surrender of such Old Certificates to the Company's Exchange Agent for cancellation, a certificate or certificates (the "New Certificates," whether one or more) representing the number of whole shares of the New Stock into which and for which the shares of the Old Stock formerly represented by such Old Certificates so surrendered, are reclassified under the terms hereof. From and after the Effective Date, Old Certificates shall represent only the right to receive New Certificates pursuant to the provisions hereof.
A record holder of Old Certificates shall receive, in lieu of any fraction of a share of New Stock to which the record holder would otherwise be entitled, one full share. If more than one Old Certificate shall be surrendered at one time for the account of the same record stockholder, the number of full shares of New Stock for which New Certificates shall be issued shall be computed on the basis of the aggregate number of shares represented by the Old Certificates so surrendered. In the event that the Company's Exchange Agent determines that a record holder of Old Certificates has not tendered all of his certificates for exchange, the Exchange Agent shall carry forward any fractional share until all certificates of that record holder have been presented for exchange such that issuance for fractional shares to any one person shall not exceed one full share. If any New Certificate is to be issued in the name other than that in which the Old Certificates surrendered for exchange are issued, the Old Certificates so surrendered shall be properly endorsed and otherwise in proper form for transfer, and the person or persons requesting such exchange shall affix any requisite stock transfer tax stamps to the Old Certificates surrendered, or provide funds for their purchase, or establish to the satisfaction of the Exchange Agent that such taxes are not payable. From and after the Effective Date the amount which the shares of the Old Stock are reclassified under the terms hereof shall be the same as the amount of capital represented by the shares of Old Stock so reclassified, until thereafter reduced or increased in accordance with applicable law."

Therefore Article III of the Articles in Incorporation of the Corporation is hereby amended to read as follows:

"This corporation is authorized to issued two classes of shares to be designated, respectively, "Common Stock" and Preferred Stock." The total number of shares which the Corporation is authorized to issue is Twenty Million (20,000,000) shares, $.001 par value (17,000,000) shares shall be Common Stock and (3,000,000) shares shall be Preferred Stock."

The foregoing amendment of Articles of Incorporation has been duly approved by the board of directors.

The foregoing Amendment to the Articles of Incorporation has been duly approved by the required vote of the shareholders in accordance with section 902 of the General Corporation Law of California. The total number of shares entitled to vote was 36,641,151. The total number of shares voting in favor of the amendment equaled or exceeded the vote required. The percentage of the vote was more than 50%.

We further declare under penalty of perjury under laws of the State of California that the matters set forth in this certificate are true and correct of our own knowledge.



Date:  April 10, 2001

                      INFOSPI.COM, INC.

                      By: /s/ Edson Osborne
                      Edson Osborne, Chief Financial Officer
                      and Secretary

Exhibit 3.3   Bylaws of the Company


                              BYLAWS
                                OF

                         InfoSPI.com, Inc.

                     A CALIFORNIA CORPORATION


George Menzies and Edson H. Osborne each certify that:

1. They are president and secretary, respectively, of InfoSPI.com Inc., a California corporation (the "Corporation").

2.   The Bylaws of the Corporation are amended and restated as follows:

                             ARTICLE I
                              OFFICES
                           ------------

Section 1. PRINCIPAL OFFICE. The principal office for the transaction of business of the Corporation is hereby fixed and located at: 616 Stevens Ave., Ste. C, San Diego, State of California. The location may be changed by approval of a majority of the authorized Directors, and additional offices may be established and maintained at such other place or places, either within or without California, as the Board of Directors may from time to time designate.

Section 2. OTHER OFFICES. Branch or subordinate offices may at any time be established by the Board of Directors at any place or places where the Corporation is qualified to do business.


                            ARTICLE II
                      DIRECTORS - MANAGEMENT
                     --------------------------

Section 1. RESPONSIBILITY OF BOARD OF DIRECTORS. Subject to the provisions of the General Corporation Law and to any limitations in the Articles of Incorporation of the Corporation relating to action required to be approved by the Shareholders, as that term is defined in Section 153 of the California Corporations Code, or by the outstanding shares, as that term is defined in Section 152 of the California Corporations Code, (the "Outstanding Shares") the business and affairs of the Corporation shall be managed and all corporate powers shall be exercised by or under the direction of the Board of Directors. The Board may delegate the management of the day-to-day operation of the business of the Corporation to a management company or other person, provided that the business and affairs of the Corporation shall be managed and all corporate powers shall be exercised under the ultimate direction of the Board.

Section 2. NUMBER AND QUALIFICATION OF DIRECTORS. The authorized number of Directors shall be no less than one (1) nor more than five
(5) until changed by a duly adopted amendment to the Articles of Incorporation or by an amendment to this by-law adopted by the vote or written consent of holders of a majority of the Outstanding Shares entitled to vote, as provided in Section 152.

Section 3. ELECTION AND TERM OF OFFICE OF DIRECTORS. Directors shall be elected at each annual meeting of the Shareholders to hold office until the next annual meeting. Each Director, including a Director elected to fill a vacancy, shall hold office until the expiration of the term for which elected and until a successor has been elected and qualified.

Section 4. VACANCIES. Vacancies in the Board of Directors shall be filled by a majority of the remaining Directors, though less than a quorum, or by a sole remaining Director, except that a vacancy created by the removal of a Director by the vote or written consent of the Shareholders or by court order may be filled only by the vote of a majority of the shares entitled to vote represented at a duly held meeting at which a quorum is present, or by the written consent of holders of a majority of the Outstanding Shares entitled to vote. Each Director so elected shall hold office until the next annual meeting of the Shareholders and until a successor has been elected and qualified.

A vacancy or vacancies in the Board of Directors shall be deemed to exist in the event of the death, resignation, or removal of any Director, or if the Board of Directors, by resolution, declares vacant the office of a Director who has been declared of unsound mind by court order or convicted of a felony, or if the authorized number of Directors is increased, or if the shareholders fail, at any meeting of shareholders at which any Director or Directors are elected, to elect the number of Directors to be voted for at that meeting.
The Shareholders may elect a Director or Directors at any time to fill any vacancy or vacancies not filled by the Directors, but any such election by written consent shall require the consent of a majority of the Outstanding Shares en titled to vote.
No reduction of the authorized number of Directors shall have the effect of removing any Director before that Director's term of office expires.

Section 5. REMOVAL OF DIRECTORS. The entire Board of Directors or any individual Director may be removed from office as provided by Sections. 302, 303 and 304 of the California Corporations Code. In such case, the remaining Board members may elect a successor Director to fill such vacancy for the remaining unexpired tenure of the Director so removed.

Section 6.  NOTICE, PLACE AND MANNER OF MEETINGS.

Meetings of the Board of Directors may be called by the Chairman of the Board, or any two (2) Directors and shall be held at the principal executive office of the Corporation, unless some other place is designated in the notice of the meeting. Members of the Board may participate in a meeting through use of a conference telephone or similar communications equipment so long as all members participating in such a meeting can hear one another. Accurate minutes of any meeting of the Board or any committee thereof, shall be maintained as required by Sect 1500 of the California Corporations Code by the Secretary or other Officer designated for that purpose.

Section 7. ORGANIZATION MEETINGS. The organization meetings of the Board of Directors shall be held immediately following the adjournment of the annual meetings of the Shareholders for the purpose of organization, election of officers and the transaction of other business.

Section 8. REGULAR MEETINGS. Regular meetings of the Board shall be held at such places and times within or without the state as may be designated in the notice of the meeting or which are designated by resolution of the Board. In the absence of designation of place, regular meetings shall be held at the principal office of the Corporation.

Section 9. SPECIAL MEETINGS - NOTICES - WAIVERS. Special meetings of the Board may be called at any time by the Chairman of the Board, Chief Executive Officer, the President or any two (2) Directors.

At least forty-eight (48) hours notice of the time and place of special meetings shall be delivered personally to the Directors or personally communicated to them by a corporate Officer by telephone or facsimile. Such notice need not specify the purpose of the meeting. If the notice is sent to a Director by letter, it shall be addressed to him or her at his or her address as it is shown upon the records of the Corporation.
Notice of a meeting need not be given to any director who signs a waiver of notice or consent to holding the meeting or on approval of the minutes thereof, whether before or after the meeting, or who attends the meeting without protesting, prior thereto or at its commencement the lack of notice to such director. All such waivers, consents and approvals shall be filed with the corporate records or made a part of the minutes of the meeting.

Section 10. DIRECTORS ACTION BY UNANIMOUS WRITTEN CONSENT. Any action required or permitted to be taken by the Board of Directors may be taken without a meeting and with the same force and effect as if taken by a unanimous vote of Directors, if authorized by a writing signed individually or collectively by all members of the Board.
Such consent shall be filed with the regular minutes of the Board.

Section 11. QUORUM. A majority of the number of Directors as fixed by the Articles of Incorporation or Bylaws shall be necessary to constitute a quorum for the transaction of business, and the action of a majority of the Directors present at any meeting at which there is a quorum, when duly assembled, is valid as a corporate act; provided that a minority of the Directors, in the absence of a quorum, may adjourn from time to time, but may not transact any business. A meeting at which a quorum is initially present may continue to transact business, notwithstanding the withdrawal of Directors, if any action taken is approved by a majority of the required quorum for such meeting.

Section 12. NOTICE OF ADJOURNMENT. Notice of the time and place of holding an adjourned meeting need not be given to absent Directors if the time and place be fixed at the meeting adjourned and held within twenty-four (24) hours, but if adjourned more than twenty-four (24) hours, notice shall be given to all Directors not present at the time of the adjournment.

Section 13. COMPENSATION OF DIRECTORS. Directors, as such, shall not receive any stated salary for their services, but by resolution of the Board a fixed sum and expense of attendance, if any, may be allowed for attendance at each regular and special meeting of the Board; provided that nothing herein contained shall be construed to preclude any Director from serving the Corporation in any other capacity and receiving compensation therefore.

Section 14. COMMITTEES. Committees of the Board of Directors may be appointed by the Chairman of the Board or resolution passed by a majority of the Board of Directors. Committees shall be composed of two (2) or more members of the Board of Directors, and shall have such powers of the Board as may be expressly delegated to it by resolution of the Board of Directors, except those powers expressly made non-delegable by Section 311.

Section 15. RESIGNATIONS. Any Director may resign effective upon giving written notice to the Chairman of the Board, Chief Executive Officer, the President, the Secretary or the Board of Directors of the Corporation, unless the notice specifies a later time for the effectiveness of such resignation. If the resignation is effective at a future time, a successor may be elected to take office when the resignation becomes effective.


                            ARTICLE III
                             OFFICERS
                            -------------

Section 1. OFFICERS. The officers of the Corporation (each individually an "Officer") shall be a Chief Executive Officer, a President, a Secretary, and a Chief Financial Officer. The Corporation may also have, at the discretion of the Board of Directors, a Chairman of the Board, one or more Vice Presidents, one or more Assistant Secretaries, one or more Assistant Treasurers, and such other officers as may be appointed in accordance with the provisions of this Article III. Any number of offices may be held by the same person.

Section 2. ELECTION. The Officers of the Corporation, except such officers as may be appointed in accordance with the provisions of
Section 3 or Section 5 of this Article, shall be chosen annually by the Board of Directors, and each shall hold office until he or she shall resign or shall be removed or otherwise disqualified to serve, or a successor shall be elected and qualified.

Section 3. SUBORDINATE OFFICERS, ETC. The Board of Directors, or the Chief Executive Officer may appoint such other Officers as the business of the Corporation may require, each of whom shall hold office for such period and have such authority and perform such duties as are provided in the Bylaws or as the Board of Directors may from time to time determine.

Section 4. REMOVAL AND RESIGNATION OF OFFICERS. Subject to the rights, if any, of an officer under any contract of employment, any officer may be removed, either with or without cause, by the Board of Directors, at any regular or special meeting to the Board, or, except in case of an officer chosen by the Board of Directors, by any officer upon whom such power of removal may be conferred by the Board of Directors.


Any Officer may resign at any time by giving written notice to the Corporation. Any resignation shall take effect at the date of the receipt of that notice or at any later time specified in that notice; and, unless otherwise specified in that notice, the acceptance of the resignation shall not be necessary to make it effective. Any resignation is without prejudice to the rights, if any, of the Corporation under any contract to which the Officer is a party.

Section 5. VACANCIES. A vacancy in any office because of death, resignation, removal, disqualification or any other cause shall be filled in the manner prescribed in the Bylaws for regular appointments to that office.

Section 6. CHAIRMAN OF THE BOARD. The Chairman of the Board, if such an officer be elected, shall, if present, preside at meetings of the Board of Directors and exercise and perform such other powers and duties as may be from time to time assigned by the Board of Directors or prescribed by the Bylaws. The Chairman of the Board shall in addition be the Chief Executive Officer unless the Board of Directors of the Corporation appoints one and shall have the powers and duties prescribed in Section 7 of this Article III.

Section 7. CHIEF EXECUTIVE OFFICER. . The Chief Executive Officer of the Board, if such an officer be elected in the absence of the Chairman of the Board, shall preside at meetings of the Board of Directors and exercise and perform such other powers and duties as may be from time to time assigned by the Board of Directors or prescribed by the Bylaws.

Section 8. PRESIDENT. Subject to such supervisory powers, if any, as may be given by the Board of Directors to the Chairman of the Board, if there be such an Officer, shall, subject to the control of the Board of Directors and by direction of the Chief Executive Officer or if there be none, have general supervision, direction and control of the business and Officers of the Corporation. He or she shall preside at all meetings of the Shareholders and in the absence of both the Chairman of the Board or Chief Executive Officer, or if there be none, at all meetings of the Board of Directors. The President shall have the general powers and duties of management usually vested in the office of President of a Corporation, and shall have such other powers and duties as may be prescribed by the Board of Directors or the Bylaws.

Section 9. VICE PRESIDENT. In the absence or disability of the President, the Vice Presidents, if any, in order of their rank as fixed by the Board of Directors, or if not ranked, the Vice President designated by the Board of Directors, shall perform all the duties of the President, and when so acting shall have all the powers of, and be subject to, all the restrictions upon, the President. The Vice Presidents shall have such other powers and perform such other duties as from time to time may be prescribed for them respectively by the Board of Directors, Chief Executive Officer or the President.

Section 10. SECRETARY. The Secretary shall keep, or cause to be kept, a book of minutes at the principal office or such other place as the Board of Directors may order, of all meetings of Directors and Shareholders, with the time and place of holding, whether regular or special, and if special, how authorized, the notice thereof given, the names of those present at Directors' meetings, the number of shares present or represented at Shareholders' meetings and the proceedings thereof.

The Secretary shall keep, or cause to be kept, at the principal office or at the office of the Corporation's transfer agent, a share register, or duplicate share register, showing the names of the Shareholders and their addresses; the number and classes of shares held by each; the number and date of certificates issued for the same; and the number and date of cancellation of every certificate surrendered for cancellation.

The Secretary shall give, or cause to be given, notice of all the meetings of the Shareholders and the Board of Directors required by the Bylaws or by law to be given. He or she shall keep the seal of the Corporation in safe custody, and shall have such other powers and perform such other duties as may be prescribed by the Board of Directors or by the By Laws.

Section 11. CHIEF FINANCIAL OFFICER. The Chief Financial Officer shall keep and maintain, or cause to be kept and maintained adequate and correct accounts of the properties and business transactions of the Corporation, including accounts of its assets, liabilities, receipts, disbursements, gains, losses, capital, earnings (or surplus) and shares. The books of account shall at all reasonable times be open to inspection by any Director.

This Officer shall deposit all moneys and other valuables in the name and to the credit of the Corporation with such depositories as may be designated by the Board of Directors. He or she shall disburse the funds of the Corporation as may be ordered by the Board of Directors, shall render to the President and Directors, whenever they request it, and account of all of his or her transactions and of the financial condition of the Corporation, and shall have such other powers and perform such other duties as may be prescribed by the Board of Directors or the Bylaws.

                            ARTICLE IV
                      SHAREHOLDERS' MEETINGS
                      ------------------------

Section 1. PLACE OF MEETINGS. All meetings of the Shareholders shall be held at the principal executive office of the Corporation unless some other appropriate and convenient location be designated for the purpose, from time to time, by the Board of Directors.

Section 2. ANNUAL MEETINGS. The annual meetings of the Shareholders shall be held, each year between 30 and 120 days following the end of the fiscal year of the Corporation.
At the annual meeting, the Shareholders shall elect a Board of Directors, consider reports of the affairs of the Corporation and transact such other business as may be properly brought before the meeting.

Section 3. SPECIAL MEETINGS. Special meetings of the Shareholders may be called at any time by the Board of Directors, the Chairman of the Board, Chief Executive Officer, the President, a Vice President, the Secretary, or by one or more Shareholders holding not less than ten percent (10%) of the voting power of the Corporation. Except as next provided, notice shall be given as for the annual meeting.

Upon receipt of a written request addressed to the Chairman, Chief Executive Officer, President, or Secretary, mailed or delivered personally to such officer by any person (other than the Board) entitled to call a special meeting of Shareholders, such officer shall cause notice to be given, to the Shareholders entitled to vote, that a meeting will be held at a time requested by the person or persons calling the meeting, not less than thirty-five (35) nor more than sixty (60) days after the receipt of such request. If such notice is not given within twenty (20) days after receipt of such request, the persons calling the meeting may give notice thereof in the manner provided by these Bylaws or apply to the Superior Court as provided in Section 305 (c).

Section 4. NOTICE OF MEETINGS - REPORTS. Notice of meetings, annual or special, shall be given in writing not less than ten (10) nor more than sixty (60) days before the-date of the meeting to Shareholders entitled to vote at such meeting. Such notice shall be given by the Secretary or the Assistant Secretary, or if there be no such officer, or in the case of his or her neglect or refusal, by any Director or Shareholder.

Such notices or any reports shall be given personally or by mail or other means of written communication as provided in Section 601 of the California Corporations Code and shall be sent to the Shareholder's address appearing on the books of the Corporation, or supplied by him or her to the Corporation for the purpose of notice, and in the absence thereof, as provided in Section 601 of the California Corporations Code.
Notice of any meeting of Shareholders shall specify the place, the day and the hour of meeting, and (1) in case of a special meeting, the general nature of the business to be transacted and no other business may be transacted, or (2) in the case of an annual meeting, those matters which the Board at date of mailing, intends to present for action by the Shareholders. At any meetings where Directors are to be elected, notice shall include the names of the nominees, if any, intended at date of notice to be presented by management for election.
Notice shall be deemed given at the time it is delivered personally or deposited in the mail or sent by other means of written communication. The officer giving such notice or report shall prepare and file an affidavit or declaration thereof.
When a meeting is adjourned for forty-five (45) days or more, notice of the adjourned meeting shall be given as in case of an original meeting. Save, as aforesaid, it shall not be necessary to give any notice of adjournment or of the business to be transacted at an adjourned meeting other than by announcement at the meeting at which such adjournment is taken.

Section 5. WAIVER OF NOTICE OR CONSENT BY ABSENT SHAREHOLDERS. The transactions of any meeting of Shareholders, however called and noticed, shall be valid as though had at a meeting duly held after regular call and notice, if a quorum be present either in person or by proxy, and if, either before or after the meeting, each of the Shareholders entitled to vote, not present in person or by proxy, sign a written waiver of notice, or a consent to the holding of such meeting or an approval of the minutes thereof. All such waivers, consents or approvals shall be filed with the corporate records or made a part of the minutes of the meeting. Attendance shall constitute a waiver of notice, unless objection shall be made as provided in Section 601 (e).

Section 6. OTHER ACTIONS WITHOUT A MEETING. Unless otherwise provided in the California Corporations Code or the Articles, any action which may be taken at any annual or special meeting of Shareholders may be taken without a meeting and without prior notice, if a consent in writing, setting forth the action so taken, signed by the holders of Outstanding Shares having not less than the minimum number of votes that would be necessary to authorized or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

Unless the consents of all Shareholders entitled to vote have been solicited in writing,

       (1) Notice of any Shareholder approval pursuant to Sections 310, 317, 1201 or 2007 without a meeting by less than unanimous written consent shall be given at least ten (10) days before the consummation of the action authorized by such approval, and

       (2) Prompt notice shall be given of the taking of any other corporate action approved by Shareholders without a meeting by less than unanimous written consent, to each of those Shareholders entitled to vote who have not consented in writing.

Any Shareholder giving a written consent, or the Shareholder's proxy holders, or a transferee of the shares of a personal representative of the Shareholder or their respective proxy holders, may revoke the consent by a writing received by the Corporation prior to the time that written consents of the number of shares required to authorize the proposed action have been filed with the Secretary of the Corporation, but may not do so thereafter. Such revocation is effective upon its receipt by the Secretary of the Corporation.

Section 7. QUORUM. The holders of a majority of the shares entitled to vote thereat, present in person, or represented by proxy, shall constitute a quorum at all meetings of the Shareholders for the transaction of business except as otherwise provided by law, by the Articles of Incorporation, or by these Bylaws. If, however, such majority shall not be present or represented at any meeting of the Shareholders, the Shareholders entitled to vote thereat, present in person, or by proxy, shall have the power to adjourn the meeting from time to time, until the requisite amount of voting shares shall be present. At such adjourned meeting at which the requisite amount of voting shares shall be represented, any business may be transacted which might have been transacted at a meeting as originally notified.

If a quorum is initially present, the Shareholders may continue to transact business until adjournment, notwithstanding the withdrawal of enough Shareholders to leave less than a quorum, if any action taken is approved by a majority of the Shareholders required to initially constitute a quorum.

Section 8. VOTING. Only persons in whose names shares entitled to vote stand on the stock records of the Corporation on the day of any meeting of Shareholders, unless some other day be fixed by the Board of Directors for the determination of "shareholders of record, and then on such other day, shall be entitled to vote at such meeting.

Provided the candidate's name has been placed in nomination prior to the voting and one or more Shareholder has given notice at the meeting prior to the voting of the Shareholder's intent to cumulate the Shareholder's votes, every Shareholder entitled to vote at any election for Directors of any corporation for profit may cumulate their votes and give one candidate a number of votes equal to the number of Directors to be elected multiplied by the number of votes to which his or her shares are entitled, or distribute his or her votes on the same principle among as many candidates as he or she thinks fit. The candidates receiving the highest number of votes up to the number of Directors to be elected are elected.

Section 9. PROXIES. Every Shareholder entitled to vote, or to execute consents, may do so, either in person or by written proxy, executed in accordance with the provisions of Sections 604 and 705 of the California Corporations Code and filed with the Secretary of the Corporation.

Section 10. ORGANIZATION. The Chief Executive Officer, or in the absence of the Chief Executive Officer, the President, shall call the meeting of the Shareholders to order, and shall act as chairman of the meeting. In the absence of the Chief Executive Officer and the President, the Shareholders shall appoint a chairman for such meeting. The Secretary of the Corporation shall act as Secretary of all meetings of the Shareholders, but in the absence of the Secretary at any meeting of the Shareholders, the presiding Officer may appoint any person to act as Secretary of the meeting.

Section 11. INSPECTORS OF ELECTION. In advance of any meeting of Shareholders, the Board of Directors may, if they so elect, appoint inspectors of election to act at such meeting or any adjournment thereof. If inspectors of election be not so appointed, or if any persons so appointed fail to appear or refuse to act, the chairman of any such meeting may, and on the request of any Shareholder or his or her proxy shall, make such appointment at the meeting in which case the number of inspectors shall be either one (1) or three (3) as determined by a majority of the Shareholders represented at the meeting.


                             ARTICLE V
                      CERTIFICATES OF SHARES
                     -------------------------

Section 1. CERTIFICATES FOR SHARES. Certificates for shares shall be of such form and device as the Board of Directors may designate and shall state the name of the record holder of the shares represented thereby; its number; date of issuance; the number of shares for which it is issued; a statement of the rights, privileges, preferences and restrictions, if any; a statement as to the redemption or conversion, if any; a statement of liens or restrictions upon transfer or voting, if any; if the shares be assessable or, if assessments are collectible by personal action, a plain statement of such facts.

All certificates shall be signed in the name of the Corporation by the Chairman of the Board or Vice Chairman of the Board or Chief Executive Officer or the President or Vice President and by the Chief Financial Officer or an Assistant Treasurer or the Secretary or any Assistant Secretary, certifying the number of shares and the class or series of shares owned by the Shareholder.
Any or all of the signatures on the certificate may be by facsimile. In case any Officer, transfer agent, or registrar who has signed or whose facsimile signature has been placed on a certificate shall have ceased to be that Officer, transfer agent, or registrar before that certificate is issued, it may be issued by the Corporation with the same effect as if that person were an Officer, transfer agent, or registrar at the date of issue.

Section 2. TRANSFER ON THE BOOKS. Upon surrender to the Secretary or transfer agent of the Corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, it shall be the duty of the Corporation to issue a new certificate to the person entitled thereto, cancel the old certificate and record the transaction upon its books.

Section 3. LOST OR DESTROYED CERTIFICATES. Any person claiming a certificate of stock to be lost or destroyed shall make an affidavit or affirmation of the fact and shall, if the Directors so require, give the Corporation a bond of indemnity, in form and with one or more sureties satisfactory to the Board, in at least double the value of the stock represented by said certificate, whereupon a new certificate may be issued in the same tenor and for the same number of shares as the one alleged to be lost or destroyed.

Section 4. TRANSFER AGENTS AND REGISTRARS. The Board of Directors may appoint one or more transfer agents or transfer clerks, and one or more registrars, which shall be an incorporated bank or trust company, either domestic or foreign, who shall be appointed at such times and places as the requirements of the Corporation may necessitate and the Board of Directors may designate.

Section 5. CLOSING STOCK TRANSFER BOOKS - RECORD DATE. In order that the Corporation may determine the Shareholders entitled to notice of any meeting or to vote or entitled to receive payment of any dividend or other distribution or allotment of any rights or entitled to exercise any rights in respect of any other lawful action, the Board may fix, in advance, a record date, which shall not be more than sixty (60) nor less than ten (10) days prior to the date of such meeting nor more than sixty (60) days prior to any other action.

If no record date is fixed; the record date for determining Shareholders entitled to notice of or to vote at a meeting of Shareholders shall be at the close of business on the business day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the business day next preceding the day on which the meeting is held. The record date for determining Shareholders entitled to give consent to corporate action in writing without a meeting, when no prior action by the Board is necessary, shall be the day on which, the first written consent is given. The record date for determining Shareholders for any other purpose shall be at the close of business on the day on which the Board adopts the resolution relating thereto, or the sixtieth (60th) day prior to the date of such other action, whichever is later.


                            ARTICLE VI
                  RECORDS - REPORTS - INSPECTION
                ----------------------------------

Section 1. RECORDS. The Corporation shall maintain, in accordance with generally accepted accounting principles, adequate and correct accounts, books and records of its business and properties. All of such books, records and accounts shall be kept at its principal executive office in the State of California, as fixed by the Board of Directors from time to time.

Section 2. INSPECTION OF BOOKS AND RECORDS. All books and records provided for in Section 1500 shall be open to inspection of the Directors and Shareholders from time to time and in the manner provided in said Sections 1600 - 1602.

Section 3. CERTIFICATION AND INSPECTION OF BYLAWS. The original or a copy of these Bylaws, as amended or otherwise altered to date, certified by the Secretary, shall be kept at the Corporation's principal executive office and shall be open to inspection by the Shareholders of the Corporation at all reasonable times during office hours, as provided in Section 213 of the California Corporations Code.

Section 4. CHECKS, DRAFTS, ETC. All checks, drafts, or other orders for payment of money, notes or other evidences of indebtedness, issued in the name of or payable to the Corporation, shall be signed or endorsed by such person or persons and in such manner as shall be determined from time to time by resolution of the Board of Directors.

Section 5. CONTRACTS, ETC. -- HOW EXECUTED. The Board of Directors, except as in the Bylaws otherwise provided, may authorize any officer or Officers, agent or agents, to enter into any contract or execute any instrument in the name of and on behalf of the Corporation. Such authority may be general or confined to specific instances. Unless so authorized by the Board of Directors, no Officer, agent or employee, other than the President, shall have any power or authority to bind the Corporation by any contract or agreement, or to pledge its credit, or to render it liable for any purpose or to any amount, except as provided in Section 313 of the California Corporations Code.


                            ARTICLE VII
                          ANNUAL REPORTS
                         -----------------

The Board of Directors shall cause an annual report to be sent to the Shareholders not later than one hundred twenty (120) days after the close of the fiscal or calendar year adopted by the Corporation.
This report shall be sent at least fifteen (15) days before the annual meeting of Shareholders to be held during the next fiscal year and in the manner specified in Section 4 of Article IV of these Bylaws for giving notice to Shareholders of the Corporation. The annual report shall contain a balance sheet as of the end of the fiscal year and an income statement and statement of changes in financial position for the fiscal year, accompanied by any report of independent accountants or, if there is no such report, the certificate of an authorized officer of the Corporation that the statements were prepared without audit from the books and records of the Corporation.


                           ARTICLE VIII
                       AMENDMENTS TO BYLAWS
                     ------------------------

Section 1. AMENDMENT BY SHAREHOLDERS. New Bylaws may be adopted or these Bylaws may be amended or repealed by the vote or written consent of holders of a majority of the Outstanding Shares entitled to vote; provided, however, that if the Articles of Incorporation of the Corporation set forth the number of authorized Directors of the Corporation, the authorized number of Directors may be changed only by an amendment of the Articles of Incorporation.

Section 2. POWERS OF DIRECTORS. Subject to the right of the Shareholders to adopt, amend or repeal Bylaws, as provided in Section 1 of this Article VIII, and the limitations of Section 204 (a) (5) and Section 212, the Board of Directors may adopt, amend or repeal any of these Bylaws other than a By-Law or amendment thereof changing the authorized number of Directors.

Section 3. RECORD OF AMENDMENTS. Whenever an amendment or new By-Law is adopted, it shall be copied in the book of Bylaws with the original Bylaws, in the appropriate place. If any By-Law is repealed, the fact of repeal with the date of the meeting at which the repeal was enacted or written assent was filed shall be stated in said book.

                            ARTICLE IX
                          CORPORATE SEAL
                        ------------------

The corporate seal shall be circular in form, and shall have inscribed thereon the name of the Corporation, the year or date of its incorporation, and the word "California".


                             ARTICLE X
                           MISCELLANEOUS
                          ---------------

Section 1. REFERENCES TO CODE SECTIONS. "Section" references herein refer to the equivalent Sections of the California
Corporations Code effective January 1, 1977, as amended.

Section 2. REPRESENTATION OF SHARES IN OTHER CORPORATIONS. Shares of other corporations standing in the name of this Corporation may be voted or represented and all incidents thereto may be exercised on behalf of the Corporation by the Chairman of the Board, Chief
Executive Officer, the President or any Vice President and the Secretary or an Assistant Secretary.

Section 3. SUBSIDIARY CORPORATIONS. Shares of this Corporation owned by a subsidiary shall not be entitled to vote on any matter. A subsidiary for these purposes is defined as a corporation, the shares of which possessing more than 25% of the total combined voting power of all classes of shares entitled to vote, are owned directly or indirectly through one (1) or more subsidiaries.

Section 4. INDEMNIFICATION AND LIABILITY. The liability of the directors of the Corporation for monetary damages shall be eliminated to the fullest extent permissible under California law.

The Corporation is authorized to provide indemnification of agents (as defined in Section 317 of the California Corporations Code) for breach of duty to the Corporation and shareholders through bylaw provisions or through agreements with the agents, or both, in excess of the indemnification otherwise permitted by Section 317 of the California Corporations Code, subject to the limits on such excess indemnification set forth in Section 204 of the California Corporations Code.

Section 5. ACCOUNTING YEAR. The accounting year of the Corporation shall be fixed by resolution of the Board of Directors.

      CERTIFICATE OF ADOPTION OF AMENDED AND RESTATED BYLAWS
      ------------------------------------------------------

                     CERTIFICATE BY SECRETARY


THE UNDERSIGNED HEREBY CERTIFIES AS FOLLOWS:
The foregoing Amended and Restated Bylaws were adopted as the Amended and Restated Bylaws of said Corporation on the date set forth above by the Board of Directors of the Corporation by Action by Unanimous Written Consent.

                     CERTIFICATE BY PRESIDENT

THE UNDERSIGNED HEREBY CERTIFIES AS FOLLOWS:
The foregoing Amended and Restated Bylaws were adopted as the Amended and Restated Bylaws of said Corporation on the date set forth above by the Board of Directors of the Corporation by Action by Unanimous Written Consent.

IN WITNESS WHEREOF, the undersigned has hereunto set his hand this 13th day of November 2000.


------------------------------  ------------------------------
George Menzies, President       Edson H. Osborne, Secretary


CERTIFICATE BY SECRETARY OF ADOPTION BY SHAREHOLDERS' VOTE.
-----------------------------------------------------------
THIS IS TO CERTIFY:

That I am the duly elected, qualified and acting Secretary of the above named Corporation and that the above and foregoing California Corporations Code of Amended and Restated Bylaws was submitted to the Shareholders and was ratified by the vote of Shareholders entitled to exercise the majority of the voting power of said Corporation.

IN WITNESS WHEREOF, I have hereunto set my hand this 13th day of November 2000.


__________________________________
Edson H. Osborne, Secretary

Exhibit 10.1 REAL PROPERTY LEASE (5-YEAR TERM)

1.   Basic Provisions

     1.1 Parties: This lease, dated for reference purposes only, August 1, 2000, is made by and between RB Co., RELP
            ("Lessor") and INFOSPI.COM ("Lessee").

     1.2a Premises: That certain portion of the project (defined later), including all improvements therein or to be provided by Lessor under the terms of the Lease, commonly known by the street address of 2265 Camino Vida Roble, located in the City of Carlsbad, County of San Diego, State of California, with zip code 92009, as outlined on the exhibit, and generally described as approximately 12,303 square feet of office and research and development space. In addition to Lessee's rights to use and occupy the Premises as specified, Lessee shall have non-exclusive rights to the Common Areas, but shall not have any rights to the roof, exterior walls or utility raceways of the building containing the Premises or to any other buildings in the Project. The premises, the building, the Common Areas, the land upon which they are located along with all other buildings and improvements thereon, are collectively referred to as the "Project."

     1.2b Parking: 34 unreserved vehicle parking spaces and 0 reserved vehicle parking spaces.

     1.3 Term: 5 years and 0 months, commencing August 1, 2000 and ending July 31, 2005.

     1.4    Early Possession: not applicable

     1.5 Base Rent: $9,227.25 per month, payable on the first day of each month commencing August 1, 2000.

     1.6 Lessee's Share of Common Area Operating Expense: seventeen and 3/10 percent (17.3%).

     1.7    Base Rent and Other Monies Paid Upon Execution:

        (A) Base Rent: $9,227.25 for the period August, 2000
        (B) Common Area Operating Expenses: $738.18 for the period
        August, 2000
        (C) Security Deposit: $9,500.00.
        (D) N/A
        (E) total Due Upon Execution of the Lease: $19,465.43.

     1.8 Agreed Use: Administration offices and research and development for an internet-related business.

     1.9    Insuring Party.  Lessor is the "Insuring Party"

     1.10   Real Estate Brokers:

            Business Real Estate Brokerage Co: Kent Moore (for
            Lessor) and Dan Oruv (for Lessee), per agreement.

     Remainder of terms of Lease are set forth in detail and are on file at the company's offices on the Premises.